Exhibit 99.1

CONDENSED CONSOLIDATED BALANCE SHEETS

In Accordance with Dutch Accounting Principles

Amounts in million EUR	June 30, 2005 (unaudited)	December 31, 2004
Investments	137,225	122,151
Group companies and participations	277	274
Investments for the account of policyholders	115,302	104,873
Other assets	13,076	11,201

Total assets	265,880	238,499

Shareholders’ equity	16,780	14,413
Capital securities	4,133	3,212
Subordinated loans	279	254
Senior debt related to insurance activities	1,514	2,270

Total capital base	22,706	20,149

Technical provisions	103,535	92,031
Technical provisions with investments for account of policyholders	115,302	104,873
Other liabilities	24,337	21,446

Total shareholders’ equity and liabilities	265,880	238,499

[1]	The balance sheet as of December 31, 2004 has been derived from audited financial statements as of that date but does not include all of the information and footnotes required for complete financial statements required by Dutch accounting principles.

See Notes to the Condensed Consolidated Financial Statements.

CONDENSED CONSOLIDATED INCOME STATEMENTS

In Accordance with Dutch Accounting Principles

Amounts in million EUR (except per share data)	Six Months ended June 30,
	2005 (unaudited)	2004 (unaudited)
Revenues
Gross premiums	10,196	9,851
Investment income	3,755	3,388
Fees and commissions	657	638
Income from banking activities	135	141
Income from other activities	87	197

Total revenues	14,830	14,215

Benefits and expenses
Premiums to reinsurers	1,216	1,201
Benefits paid and provided	9,096	8,523
Profit sharing and rebates	99	80
Commissions and expenses	2,760	2,881
Interest charges	364	324
Miscellaneous (income) / expenditure	(80)	123

Total benefits and expenses	13,455	13,132

Income before tax	1,375	1,083
Corporation tax	(350)	(293)

Net income	1,025	790

Net income per share :
Basic	0.62	0.50
Diluted	0.62	0.50
Dividend per share	0.22	0.21

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

In Accordance with Dutch Accounting Principles

Amounts in million EUR	Six Months ended June 30,
	2005 (unaudited)	2004 (unaudited)
CASH FLOW FROM OPERATING ACTIVITIES
Net income	1,025	790
Increase in technical provisions after reinsurance	7,323	4,804
Annuity deposits	7,525	7,637
Annuity repayments	(8,585)	(7,193)
Other, net	(1,242)	(4,911)

	6,046	1,127

CASH FLOW FROM/(USED IN) INVESTING ACTIVITIES
Invested and acquired	(36,842)	(39,490)
Disposed and redeemed	35,686	41,435
Change in investments for account of policyholders	(4,312)	(2,286)
Other, net	(574)	874

	(6,042)	533

CASH FLOW FROM FINANCING ACTIVITIES
Net repurchased and sold own shares	71	57
Dividend paid	(169)	(233)
Other, net	1,097	(2,312)

	999	(2,488)

CHANGE IN LIQUID ASSETS	1,003	(828)

The cash flow statement has been presented according to the indirect method. Only those changes affecting liquid assets have been taken into account. The effects of revaluations and currency exchange rate differences have therefore not been included. The impact of currency exchange rate differences on liquid assets kept in foreign currencies is not material.

See Notes to the Condensed Consolidated Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(1) BASIS OF PRESENTATION

AEGON N.V. is also referred to as AEGON or the Company.

From January 1, 2005 onwards, all exchange-listed companies in the European Union are required to prepare their financial statements in conformity with International Financial Reporting Standards (IFRS). Therefore, AEGON converted from Dutch Accounting Principles (DAP) as its primary accounting framework to IFRS as of that date.

AEGON’s first full set of financial statements under IFRS will be the annual financial statements for the year ending December 31, 2005. The annual financial statements for 2005, as well as the quarterly reporting presented during 2005, include comparative numbers for 2004 on an IFRS basis. The balance sheet at January 1, 2004, the IFRS “Opening Balance Sheet”, is the starting point for AEGON to apply IFRS. The difference between assets and liabilities valued on a DAP basis and assets and liabilities valued on an IFRS basis is reflected as an adjustment in shareholders’ equity in the Opening Balance Sheet. AEGON’s quarterly reporting presented during 2005, and the 2004 comparative numbers on an IFRS basis, have been derived from accounting policies based on IFRS as at March 31, 2004 (referred to as the ‘stable platform’ ). These accounting policies, and consequently the information presented, may still change due to changes in IFRS up to December 31, 2005. Furthermore, additional review and analysis may cause key impacts to change. All IFRS information has to be considered as preliminary until AEGON publishes its 2005 financial statements.

The information contained in this Form 6-K is prepared and presented in accordance with the SEC’s release 33-8567 “First Time Adoption of International Reporting Standards”. The release among other things provides certain options as one-time accommodations for financial statements and information for interim periods for the transition year 2005. AEGON has elected to use the “Previous GAAP Option”. In accordance with this option AEGON is hereby publishing interim financial statements for the six months period ended June 30, 2005 based on DAP, including a reconciliation from DAP to US GAAP.

The accompanying unaudited condensed consolidated financial statements are presented in accordance with Dutch Accounting Principles, embodied in Title 9, Book 2 of the Dutch Civil Code.

Certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted, but all adjustments (consisting of normal recurring accruals) which in the opinion of management are necessary for a fair presentation of these interim financial statements are included.

Net income for the six months ended June 30, 2005 is not necessarily indicative of the results that may be expected for the year ending December 31, 2005. These unaudited condensed consolidated financial statements should be read in conjunction with AEGON’s 2004 audited annual financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in AEGON’s annual report on Form 20-F and the AEGON annual report for the year ended December 31, 2004. DAP and US GAAP differ in certain material respects from IFRS, which is the basis for AEGON’s primary financial statements since January 1, 2005. For further information on the differences between DAP and IFRS, please see AEGON’s annual report on Form 20-F for the year ended December 31, 2004 as well as AEGON’s Form 6-K dated April 14, 2005.

As of January 1, 2005, AEGON adopted RJ 271 ‘employee benefits’ as part of its DAP accounting principles. In accordance with DAP AEGON has elected to adopt RJ 271 prospectively without adjusting the comparison year 2004. Therefore 2004 shareholders’ equity and net income is unchanged. See note (6) for detailed disclosures for RJ 271.

AEGON Funding Corp. (AFC) and AEGON Funding Corp. II (AFC II) are indirect wholly owned subsidiaries of AEGON which were established as financing vehicles to be used to raise funds for the U.S. subsidiaries of AEGON. AFC and AFC II have been fully consolidated in the financial statements of AEGON. If AFC or AFC II issues debt securities, AEGON will fully and unconditionally guarantee the due and punctual payment of the principal, any premium and any interest on those debt securities when and as these payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The guarantees of senior debt securities will constitute an unsecured, unsubordinated obligation of AEGON and will rank equally with all other unsecured and unsubordinated obligations of AEGON. The guarantees of subordinated debt securities will constitute an unsecured obligation of AEGON and will be subordinate in right of payment to all senior indebtedness of AEGON.

AEGON is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Under Dutch law the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and less the reserves required by law. At June 30, 2005 the issued and outstanding capital is EUR 246 million, the reserves required by law amount to EUR 1,554 million, and EUR 14,980 million is available for dividends. However, certain of AEGON’s subsidiaries, principally insurance companies, are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to their parent companies. Insurance subsidiaries in the United States are subject to prior approval by statutory authorities for certain payments of dividends to AEGON that exceed specified limits. These insurance subsidiaries are also subject to risk based capital standards, established by the National Association of Insurance Commissioners, which prescribes required capital levels and may restrict the amount of dividends which can be paid. Under the Insurance Industry Supervision Act 1993 in The Netherlands, life insurance companies are required to maintain equity of approximately 5% of general account technical provisions and, in case of no interest guarantee, of approximately 1% of technical provisions with investments for the account of policyholders. While management does not believe such restrictions on AEGON’s subsidiaries will affect its ability to pay dividends in the future, there can be no assurance that these restrictions will not limit or prevent AEGON from doing so.

Foreign currency

Assets and liabilities in non-euro currencies are converted to euros at the period-end exchange rates. Income statement items in non-euro currencies are converted to euros at the average currency exchange rates for the reporting period.

	June 30, 2005	December 31, 2004
The most important euro closing rates are:

U.S. Dollar (USD)	1.2092	1.3621

Pound Sterling (GBP)	0.6742	0.7051

Canadian Dollar (CAD)	1.4900	1.6416

Hungarian Forint (HUF)	247.2400	245.9700

(2) NET INCOME PER SHARE

Net income per share, based on Dutch accounting principles, is set out in the accompanying condensed consolidated income statements, and is calculated based on the net income available to common shareholders. The weighted average number of common shares gives effect, in all periods presented, to stock dividends. Per share amounts for net income were calculated using (1) an earnings per common share basic calculation and (2) an earnings per common share-assuming dilution calculation. A reconciliation of the factors used in the two calculations and between the Dutch and US accounting basis is as follows:

	Six Months ended June 30,
	2005 (unaudited)	2004 (unaudited)
Numerator: Amounts in million EUR
Dutch accounting principles:
Net income	1,025	790
Less: dividends on preferred shares	(79)	(40)
Net income used in basic and diluted calculation	946	750

US GAAP:
Net income based on Dutch accounting principles used in basic and diluted calculation	946	750
US GAAP adjustments to net income	126	(329)
Net income based on US GAAP used in basic and diluted calculation	1,072	421

Denominator: number of shares, in millions
Weighted average shares, as used in basic calculation	1,532.7	1,494.3
Addition for stock options outstanding during the year	0.1	—
Weighted average shares, as used in diluted calculation	1,532.8	1,494.3

	Six Months ended June 30,
	2005 EUR	2004 EUR
Net income per share, based on US GAAP
Basic	0.70	0.28
Diluted	0.70	0.28

(3) EXPLANATION OF DIFFERENCES BETWEEN DUTCH ACCOUNTING PRINCIPLES AND US GAAP

The consolidated financial statements of AEGON N.V. have been prepared in accordance with Dutch accounting principles. Dutch accounting principles (“DAP”) differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”). The following is a summary of differences between DAP and US GAAP which have an impact on reported Shareholders’ Equity or Net Income.

DESCRIPTION OF DIFFERENCES IN ACCOUNTING PRINCIPLES

Real estate

Under DAP real estate is shown at market value, which is the selling-value under normal market circumstances. New property is valued at construction cost, including interest during the construction period, or at purchase price. Unrealized gains and losses on real estate investments as well as results, expenses and currency exchange rate differences from hedging transactions are recognized in the revaluation account, taking into account the related (deferred) taxes. Realized gains and losses are recognized in the income statement.

Under US GAAP real estate is carried at historical cost less accumulated depreciation and is adjusted for any impairment in value. Depreciation is provided over the estimated economic life of the property. Realized gains or losses and all other operating income and expense are reported in the income statement.

The adjustment shown in the reconciliation in the Shareholders’ equity column represents the reduction from market value to the historical cost less depreciation. The adjustment shown in the reconciliation in the Net income column represents the annual depreciation charge.

Debt securities – valuation

Under DAP bonds and private placements are shown at amortized cost less provisions for uncollectible amounts, representing the cash value at the balance sheet date of future interest and principal repayment components based on the effective interest rate at the date of acquisition.

Under US GAAP debt securities are classified in three categories and accounted for as follows:

•	debt securities that the company has the intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost;

•	debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in net income; and

•	debt securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses reported in shareholders’ equity. Purchased beneficial interests in securitized financial assets that have contractual cash flows (for example, loans, receivables, debt securities) subject to Emerging Issues Task Force Issue 99-20–“Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets”, are written down to fair value when the modeling for the security shows that an adverse change in cash flows has occurred. An adverse change in cash flows occurs when the present value of the original cash flows estimated at the initial transaction date (or the last date previously revised) is greater than the present value of the current estimated cash flows.

AEGON has classified the vast majority of its debt securities as available-for-sale securities and the remainder as hold to maturity or trading securities. Under US GAAP, when evidence indicates that a decline in a debt security’s fair value below its cost is other than temporary, the security is written down to fair value and the difference is charged to current year’s net income.

The adjustment shown in the reconciliation in the Shareholders’ equity column represents the difference between the amortized cost basis less write-downs for uncollectible amounts and the fair value.

Debt securities – realized gains and losses

Under DAP realized gains and losses from transactions within the bonds and private placements portfolios, unless a loss is considered a default loss, are deferred and released to the income statements in annual installments over the estimated average remaining maturity term of the investments sold.

Under US GAAP realized gains and losses on sales of debt securities are recorded in the income statement of the period in which the sales occurred. Gains and losses, both realized and unrealized, on debt securities classified as trading are included in the income statement.

The adjustment shown in the reconciliation in the Shareholders’ equity column represents the reclassification of the deferred results on the sale of debt securities from liabilities to Shareholders’ equity.

The adjustment shown in the reconciliation in the Net income column represents the difference between the release of the deferred results on a DAP basis and the realized results on a US GAAP basis, and also includes gains and losses on debt securities in the trading portfolio.

Deferred policy acquisition costs (DPAC) and value of business acquired

Under DAP, policy acquisitions costs, which are costs that are directly or indirectly related to the acquisition of new or renewal insurance contracts, are deferred to the extent that they are recoverable from future expense charges in the premiums or from expected gross profits, depending on the nature of the contract. Acquisition costs are also deferred for certain non-insurance investment type products related to 401(k) plans in the United States. DPAC are amortized over the life of the underlying contracts, which are periods not to exceed the premium-paying periods for fixed premium products (traditional life and fixed universal life) and, for flexible premium insurance contracts and investment type contracts, in proportion to the emergence of estimated gross profits.

For fixed premium products in all countries, the DPAC are tested at least annually by country unit and product line to assess the recoverability. The amount not recoverable is recognized as an expense in the income statement in the period of determination. In the United States and Canada, the DPAC on flexible premium products, including fixed and variable annuities, variable universal life and unit-linked contracts, are amortized at a constant rate based on the present value of the estimated gross profit amounts expected to be realized over the life of the policies. If appropriate, the assumptions included in the determination of estimated gross profits are adjusted. A significant assumption related to estimated gross profits on variable annuities and life insurance products is the annual long-term net growth rate of the underlying assets. The reconsideration of assumptions may affect the original DPAC amortization schedule, referred to as DPAC unlocking. The difference between the original DPAC amortization schedule and the revised schedule, which is based upon actual gross profits earned to date and revised estimates of future gross profits, is recognized in the income statement as an expense or a benefit. In the Netherlands, the United Kingdom and Other countries the impact of equity market movements on estimated gross profits on flexible premium products is covered by the yearly or, if appropriate, quarterly recoverability testing; a negative outcome is charged to the income statement in the period of determination. If appropriate, the assumptions included in the determination of estimated gross profits are adjusted for future periods.

Under US GAAP for fixed premium products the accounting is the same as DAP in all countries. For flexible premium products sold in the United States and Canada, US GAAP is the same as DAP. For flexible premium products sold in the Netherlands, the United Kingdom and Other countries an unlocking adjustment is made using a revised DPAC amortization schedule based on actual gross profits earned to date and revised estimates of future gross profits. Acquisition costs related to non-insurance investment type products related to 401(k) plans in the United States are expensed as incurred as opposed to being deferred and amortized in accordance with DAP.

The adjustment in the reconciliation in the Shareholders’ equity column and the adjustment in the reconciliation in the Net Income column include the effect of unlocking for DPAC on flexible premium products in the United Kingdom and the Netherlands and the difference in accounting for acquisition costs related to non-insurance investment type products related to 401(k) plans in the United States. Also included, in accordance with Statements of Financial Accounting Standards (SFAS) 115–“Accounting for Certain Investments in Debt and Equity Securities”, is the adjustment of DPAC to reflect the change in amortization that would have been necessary if unrealized investment gains or losses related to debt securities had been realized. The pretax effect on US GAAP equity related to SFAS 115 is EUR (1,764) million at June 30, 2005 (year-end 2004: EUR (1,371) million).

Goodwill

Under DAP, goodwill is charged to Shareholders’ equity in the year of acquisition.

Under US GAAP goodwill is capitalized and reviewed and tested for impairment under a fair value approach. Goodwill must be tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate impairment may be necessary. Impairment testing requires the determination of the fair value for each of the identified reporting units. The reporting units identified for AEGON based upon the SFAS 142–“Goodwill and Other Intangible Assets” rules include: AEGON USA, AEGON Canada, AEGON The Netherlands, AEGON UK insurance companies and AEGON UK distribution companies and Other Countries. The fair value of the insurance operations is determined using valuation techniques consistent with market appraisals for insurance companies, a discounted cash flow model requiring assumptions as to a discount rate, the value of existing business and expectations with respect to future growth rates and term. The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the determination of fair value involve significant judgments and estimates. The discount rates used are market discount rates, which would be used to value businesses of similar size and nature.

Technical provisions

The provision for life insurance represents the present value of future benefits to be paid to or on behalf of policyholders and related expenses less the present value of future net premiums. The provision is calculated using actuarial methods that include assumptions such as estimates of premiums, mortality, investment performance, lapses, surrenders and expenses. These assumptions are initially based on best estimates of future experience at policy inception date, in some instances taking into account a margin for the risk of adverse deviation. The assumptions used are regularly reviewed, compared to actual experience and, if necessary, and depending on the type of products, updated.

For products that have guaranteed benefits over the lifetime of the policy or at maturity, the premiums also include loadings for the expected cost of the guarantee. The pricing of the guarantee is based on assumptions for future investment performance, including reinvestment assumptions.

The provision for life insurance comprises also the provision for unexpired risks as well as the provision for claims outstanding. In case the premium-paying period is shorter than the lifetime of the policy, a provision for future expenses is set up to cover any estimated future expenses after the premium-paying period. Future costs in connection with benefit payments are also provided for.

In various countries products are sold that contain minimum guarantees. For these products the regular technical provision is recognized under technical provisions with investments for account of policyholders. The technical provision life insurance includes provisions for guaranteed minimum benefits related to contracts where the policyholder otherwise bears the investment risk.

In the United States, a common feature in variable annuities is a guaranteed minimum death benefit (GMDB). This means that when the insured dies, the beneficiaries receive the higher of the account balance or the guaranteed amount. Many variable annuity products also contain a guaranteed minimum income benefit (GMIB) feature that provides for minimum payments if the contract holder elects to convert to an immediate payout annuity. The guaranteed amount is calculated using the total deposits made by the contract holder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value, respectively.

The Statement of Position 03-1 (SOP 03-1), issued by the Accounting Standards Executive Committee (AcSEC) of the American Institute of Certified Public Accountants (AICPA), changed the provisioning for mortality on universal life contracts and for guaranteed living and death benefits on variable annuity and variable life contracts in the United States. AEGON USA has adopted this standard for both DAP and US GAAP as of January 1, 2004. The implementation mainly changed the timing of the recognition of mortality profits in earnings.

The GMDB liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. AEGON regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the liability are consistent with those used for amortizing DPAC, including the mean reversion assumption. The assumptions of investment performance and volatility are consistent with historical experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

The GMIB liability is determined each period end by estimating the expected value of the annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. AEGON regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for calculating the GMIB liability are consistent with those used for calculating the GMDB liability. In addition, the calculation of the GMIB liability incorporates a percentage of the potential annuitizations that may be elected by the contract holder.

Universal life-type contracts that assess charges for a mortality benefit feature in a manner that is expected to result in profits in earlier years and losses in subsequent years are required to establish a reserve in addition to the account balance to recognize the portion of such assessments that compensates the insurance enterprise for benefits to be provided in future periods. The consequence of SOP 03-1 is that a product that fails this test for any future year is required to establish a reserve that would cause mortality margins to be more level over the policy life. The reserve is not limited to the amount of the losses for those years with a mortality loss.

In Canada the variable annuity products sold are known as segregated funds. The provision for life insurance includes a provision in connection with the guarantees issued. A cap and a floor for this provision is calculated using stochastic prospective methods (probability weighted calculation using multiple future scenarios) and current assumptions. Within the cap and floor corridor, the accrual method based on pricing assumptions with valuation interest less actual claims incurred is followed. Outside the cap and floor corridor, a surplus or shortfall of the provision will cause an extra credit or charge to the income statement.

In the Netherlands Fundplan policies have a guaranteed return of 3% or 4% at maturity or upon the death of the insured if the premium paid for a consecutive period of ten years is invested in Mixed Fund and/or Fixed Income Fund. For this guaranteed return, a provision is established based on stochastic modeling. The provision is developed applying the accrual method based on pricing assumptions less actual claims incurred. A corridor for the provision is determined regularly based on stochastic modeling methods. If the provisions develop outside the corridor, a charge or credit to the income statement is recorded. If the provision falls within the corridor it is within the discretion of management to accept the primary calculation without adjustment or to adjust the provision to a level within the corridor. Minimum interest guarantees on group pension contracts in The Netherlands are given for nominal benefits, based on the 3% or 4% actuarial interest, after retirement of the employees. Due to the nature of the product, these guarantees have a long-term horizon of about 30 to 60 years. The provision is developed applying the accrual method based on pricing assumptions less actual deductions.

Provisions for fixed annuities, guaranteed investment contracts (GICs) and funding agreements (FAs) are equal to the accumulated contract balance.

Under US GAAP the technical provisions for traditional life insurance contracts are computed using the net level premium method with investment yields, mortality, lapses and expenses based on historical assumptions, and include a provision for adverse deviation. For universal life contracts and investment type contracts (annuities) the technical provisions are equal to the policyholder account balances at the balance sheet date. The technical provision in the United Kingdom is reduced to equal the contract holder balance. The technical provision for fixed annuities, GICs and FAs is the same as under DAP.

The reserve for guaranteed living and death benefits on variable annuity and variable life contracts in the United States is the same as described for DAP. For US GAAP, the impact from the adoption of SOP 03-1 was recorded in the profit and loss account as a cumulative effect of a change in accounting principles as of January 1, 2004.

Also, US GAAP technical provisions include the part of the change in value of the debt securities that must be allocated to policyholders based on the effects of the application of SFAS 115. The pretax SFAS 115 effect on US GAAP equity is at June 30, 2005 EUR (21) million (year-end 2004: EUR (312) million).

In addition, to the extent that the contract contains an embedded derivative as defined by US GAAP, the contract is unbundled and the derivative is marked to fair value with changes recognized in the income statement. This adjustment is included in the Derivatives line in the reconciliation.

Realized gains on real estate and shares

Under DAP the unrealized capital gains and losses are recognized in a revaluation reserve (a component of shareholders’ equity). The realized gains and losses are recognized in the income statement at the time of realization. Direct income (interest and dividend) is recognized in the income statement.

US GAAP accounting for shares is consistent with DAP, except for shares designated in a trading portfolio where changes in fair value from period to period are reported in net income. Real estate is carried at historical cost less accumulated depreciation and gains and losses are only recognized upon sale.

Derivatives

AEGON uses common derivative financial instruments such as swaps, options, futures and cross-currency derivatives to hedge its exposures related to investments, liabilities and borrowings. In general, under Dutch accounting principles the accounting treatment of derivatives mirrors the accounting treatment of the underlying financial instrument. In the balance sheet, the book values of the derivatives are recognized under the captions of the related underlying financial instrument. Foreign currency amounts are converted at the period-end exchange rates. Realized and unrealized results on derivative financial instruments are recognized in the same period and reported, consistent with the results of the related investments, liabilities and debt.

AEGON also has a derivative in the form of a guaranteed minimum withdrawal benefit (GMWB) assumed pursuant to a reinsurance agreement. This derivative is carried at fair value with changes recorded through net income.

US GAAP requires that all derivatives, including embedded derivatives, be recognized as either assets or liabilities in the balance sheet and be measured at fair value. Derivatives that do not qualify for hedge accounting treatment under US GAAP must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through income or recognized in other comprehensive income and amortized to income when the hedged transaction impacts income. Any portion of a derivative’s change in fair value determined to be ineffective at offsetting the hedged risk will be immediately recognized in income.

Included in the reconciliation are adjustments to fair value of certain derivatives that are ineffective hedges. The fair value adjustment of the hedged asset is included in the Bonds and Private Placements valuation adjustment line.

Deferred taxation

Under DAP deferred taxation is calculated on the basis of the difference between book value and valuation for tax purposes of the appropriate assets and liabilities. The provision is equal to the discounted value of the future tax amounts. In the calculation, discounted tax rates ranging from 0% to nominal rates are used, taking into account the estimated term to maturity of the related differences.

US GAAP requires an asset and liability approach for financial accounting and reporting for income taxes. Deferred tax assets and liabilities are measured using those enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled and such tax rates are not discounted. Deferred tax assets are reduced, if necessary, by a valuation allowance to reflect the fact that (part of) the assets are not expected to be realized.

Balance of other items

Certain items are recorded differently or in different periods under the two methods of accounting.

RECONCILIATION OF SHAREHOLDERS’ EQUITY AND NET INCOME BASED ON

DUTCH ACCOUNTING PRINCIPLES TO US GAAP

	Shareholders’ equity		Net income
Amounts in million EUR	June 30, 2005 (unaudited)	December 31, 2004	June 30, 2005 (unaudited)	June 30, 2004 (unaudited)
Amounts determined in accordance with Dutch Accounting Principles	16,780	14,413	1,025	790

Adjustments for:
Real estate	(853)	(843)	(18)	(21)
Bonds and private placements
• Valuation	5,588	3,959	8	21
• Realized gains and (losses)	1,772	1,472	120	(8)
Deferred policy acquisition costs	(2,543)	(2,111)	66	(64)
Goodwill	3,148	2,939	0	0
Technical provisions	(30)	72	(396)	(12)
Realized gains and (losses) on real estate and shares	0	4	107	0
Derivatives	211	(142)	208	6
Deferred taxation	(689)	(632)	(11)	4
Deferred taxation on US GAAP adjustments	(1,200)	(680)	4	5
Balance of other items	(182)	(135)	43	(5)

Amounts determined in accordance with US GAAP	22,002	18,316
Income before cumulative effect of accounting changes			1,156	716
Cumulative effect of adopting SOP 03-1 (net of tax)			—	(178)
Cumulative impact of adopting DIG B-36 (net of tax)			—	(77)
Cumulative impact of adopting FAS 123(R) (net of tax)			(5)	—

Net income in accordance with US GAAP			1,151	461

US GAAP net income per share (in EUR):
Basic			0.70	0.28
Diluted			0.70	0.28

Effect on US GAAP net income (loss) per share of adopting new accounting standards (in EUR):
Basic			(0.00)	(0.17)
Diluted			(0.00)	(0.17)

Comprehensive income in accordance with US GAAP

Amounts in million EUR	June 30, 2005 (unaudited)	June 30, 2004 (unaudited)
Net income in accordance with US GAAP	1,151	461

Other comprehensive income / (loss)
• Foreign currency translation adjustments (net of tax)	1,752	624
• Unrealized gains and (losses) on available for sale securities (net of tax)	1,083	(375)
• Reclassification adjustment for (gains) and losses included in net income (net of tax)	(370)	(133)
Net derivative gains / (losses) arising from cash flow hedging activities (net of tax)	148	(12)
Minimum pension liability adjustment	47	—

Other comprehensive income	2,660	104

Comprehensive income	3,811	565

(4) BUSINESS SEGMENT INFORMATION

AEGON has the following reportable geographic segments: Americas, The Netherlands, United Kingdom and Other countries, which include Hungary, Spain, Taiwan and other smaller units. Crucial differences exist in local markets and for this reason AEGON emphasizes a decentralized organization structure. The operating companies, market their own, unique products using tailored distribution channels. AEGON’s core business is life insurance, pension and related savings and investment products. AEGON is also active in accident and health insurance, property and casualty insurance and limited banking activities.

AEGON evaluates performance and allocates resources based on income before interest charges and taxes, based on Dutch accounting principles. The accounting policies of the reportable segments are the same as those used for the consolidated financial statements. Intersegment revenue and expenditures for additions to long-lived assets are not significant.

Consolidated AEGON

Amounts in million EUR	Six Months ended June 30,
	2005	2004
Income by product segment
Traditional life	405	332
Fixed annuities	187	159
Institutional guaranteed products	109	96
Life for account policyholders	85	174
Variable annuities	14	69
Fee business	59	40
Reinsurance	50	27

Life insurance	909	897
Accident and health insurance	175	154
General insurance	37	48
Result on sale of the general insurance business in Spain	173	—

Insurance income	1,294	1,099
Banking activities	(4)	9
Interest charges and other	(232)	(219)

Income before realized gains and losses on shares and real estate	1,058	889
Realized gains and losses on shares and real estate	317	194

Income before tax	1,375	1,083
Corporation tax	(350)	(293)

Net income	1,025	790

Income geographically
Americas	861	865
The Netherlands	417	280
United Kingdom	125	102
Other countries	204	55

Income before tax business units	1,607	1,302
Interest charges and other	(232)	(219)

Income before tax	1,375	1,083
Corporation tax	(350)	(293)

Net income	1,025	790

Commission and expenses	2,760	2,881

Revenues
Life general account single premiums	702	937
Life general account recurring premiums	3,047	2,701
Life policyholders account single premiums	2,671	2,113
Life policyholders account recurring premiums	2,288	2,444

Total life insurance gross premiums	8,708	8,195
Accident and health insurance premiums	1,162	1,213
General insurance premiums	326	443

Total gross premiums	10,196	9,851
Investment income insurance activities	3,755	3,388
Fees and commissions	657	638
Income from banking activities	135	141

Total revenues business units	14,743	14,018
Income from other activities	87	197

Total revenues	14,830	14,215

Consolidated AEGON (continued)

Amounts in million EUR	Six Months ended June 30,
	2005	2004
Revenues by product segment
Life insurance	12,584	11,793
Accident and health insurance	1,348	1,416
General insurance	359	474
Banking activities	135	141
Other activities	87	197
Realized gains and losses on shares and real estate	317	194

Total revenues	14,830	14,215

Investment income for the account of policyholders	4,379	2,103

Standardized new premium production life insurance
Single premiums	3,138	2,923
Recurring premiums annualized	1,028	863
Total recurring plus 1/10 single	1,342	1,155

Deposits
Fixed annuities	797	1,350
GICs and funding agreements	4,431	3,923
Variable annuities	2,297	2,364

Total	7,525	7,637
Savings deposits	1,501	1,628

Total production on balance sheet	9,026	9,265

Net deposits / (withdrawals)
Fixed annuities	(1,941)	(1,009)
GICs and funding agreements	563	967
Variable annuities	318	486

Total	(1,060)	444
Savings deposits / (withdrawals)	(121)	21

Total net deposits / (withdrawals)	(1,181)	465

Off balance sheet production
Synthetic GICs	2,572	2,593
Mutual funds/Collective Trusts and other managed assets	6,260	5,385

Total production off balance sheet	8,832	7,978

Americas

Amounts in million EUR	Six Months ended June 30,
	2005	2004
Income by product segment
Traditional life	239	243
Fixed annuities	187	159
Institutional guaranteed products	109	96
Life for account policyholders	45	39
Variable annuities	14	69
Fee business	40	11
Reinsurance	50	27

Life insurance	684	644
Accident and health insurance	144	137

Insurance income	828	781
of which general account	729	662
of which policyholders account [1]	99	119

Income before realized gains and losses on shares and real estate	828	781
Realized gains and losses on shares and real estate	33	84

Income before tax	861	865
Corporation tax	(276)	(269)

Net income	585	596

Revenues
Life general account single premiums	322	503
Life general account recurring premiums	2,110	1,983
Life policyholders account single premiums	268	55
Life policyholders account recurring premiums	457	521

Total life insurance gross premiums	3,157	3,062
Accident and health insurance premiums	993	1,040

Total gross premiums	4,150	4,102
Investment income insurance activities	2,688	2,648
Fees and commissions	407	411

Total revenues	7,245	7,161

Investment income for the account of policyholders	296	969

Commissions and expenses	1,677	1,703

[1]	Includes also variable annuities and fee business.

Americas (continued)

Amounts in million EUR	Six Months ended June 30,
	2005	2004
Standardized new premium production life insurance
Single premiums	542	408
Recurring premiums annualized	411	392
Total recurring plus 1/10 single	465	433

Deposits
Fixed annuities	797	1,350
GICs and funding agreements	4,431	3,923
Variable annuities	2,295	2,364

Total production on balance sheet	7,523	7,637

Off balance sheet production
Synthetic GICs	2,572	2,593
Mutual funds/Collective Trusts and other managed assets	4,629	4,800

Total production off balance sheet	7,201	7,393

The Netherlands

Amounts in million EUR	Six Months ended June 30,
	2005	2004
Income / (loss) by product segment
Traditional life	154	84
Life for account policyholders	(82)	25
Fee business	15	22

Life insurance	87	131
Accident and health insurance	29	13
General insurance	22	22

Insurance income / (loss)	138	166
of which general account	205	119
of which policyholders account [1]	(67)	47

Insurance income	138	166
Banking activities [2]	(4)	9

Income before realized gains and losses on shares and real estate	134	175
Realized gains and losses on shares and real estate	283	105

Income before tax	417	280
Corporation tax	(88)	(45)

Net income	329	235

Revenues
Life general account single premiums	206	297
Life general account recurring premiums	361	360
Life policyholders account single premiums	492	215
Life policyholders account recurring premiums	866	970

Total life insurance gross premiums	1,925	1,842
Accident and health insurance premiums	131	124
General insurance premiums	261	261

Total gross premiums	2,317	2,227
Investment income insurance activities	901	599
Fees and commissions	159	165
Income from banking activities	135	141

Total revenues	3,512	3,132

Investment income for the account of policyholders	999	599

Commissions and expenses	544	542

[1]	Includes also fee business.
[2]	Includes income on off balance sheet type products.

The Netherlands (continued)

Amounts in million EUR	Six Months ended June 30,
	2005	2004
Standardized new premium production life insurance
Single premiums	583	468
Recurring premiums annualized	67	71
Total recurring plus 1/10 single	125	118

Deposits
Savings deposits	1,501	1,628

Total production on balance sheet	1,501	1,628

Off balance sheet production
Mutual funds and other managed assets	495	411

Total production off balance sheet	495	411

United Kingdom

Amounts in million EUR	Six Months ended June 30,
	2005	2004
Income / (loss) by product segment
Traditional life	2	(7)
Life for account policyholders	121	107
Fee business	3	2

Insurance income / (loss)	126	102
of which general account	2	(7)
of which policyholders account [1]	124	109

Income before realized gains and losses on shares and real estate	126	102
Realized gains and losses on shares and real estate	(1)	0

Income before tax	125	102
Corporation tax	(35)	(29)

Net income	90	73

Revenues
Life general account single premiums	164	126
Life general account recurring premiums	133	118
Life policyholders account single premiums	1,901	1,839
Life policyholders account recurring premiums	903	901

Total gross premiums	3,101	2,984
Investment income insurance activities	90	70
Fees and commissions	82	55

Total revenues	3,273	3,109

Investment income for the account of policyholders	3,051	521

Commissions and expenses	333	307

[1]	Includes also fee business.

United Kingdom (continued)

Amounts in million EUR	Six Months ended June 30,
	2005	2004
Standardized new premium production life insurance
Single premiums	1,996	2,033
Recurring premiums annualized	269	291
Total recurring plus 1/10 single	469	494

Off balance sheet production
Mutual funds and other managed assets	977	87

Total production off balance sheet	977	87

Other countries

Amounts in million EUR	Six Months ended June 30,
	2005	2004
Income / (loss) by product segment
Traditional life	10	12
Life for account policyholders	1	3
Fee business	1	5

Life insurance	12	20
Accident and health insurance	2	4
General insurance	15	26
Result on sale of the general insurance business in Spain	173	—

Insurance income / (loss)	202	50
of which general account	200	42
of which policyholders account [1]	2	8

Income before realized gains and losses on shares and real estate	202	50
Realized gains and losses on shares and real estate	2	5

Income before tax	204	55
Corporation tax	(27)	(14)

Net income	177	41

Revenues
Life general account single premiums	10	11
Life general account recurring premiums	443	240
Life policyholders account single premiums	10	4
Life policyholders account recurring premiums	62	52

Total life insurance gross premiums	525	307
Accident and health insurance premiums	38	49
General insurance premiums	65	182

Total gross premiums	628	538
Investment income insurance activities	76	71
Fees and commissions	9	7

Total revenues	713	616

Investment income for the account of policyholders	33	14

Commissions and expenses	119	136

[1]	Includes also fee business.

Other countries (continued)

Amounts in million EUR	Six Months ended June 30,
	2005	2004
Standardized new premium production life insurance
Single premiums	17	14
Recurring premiums annualized	281	109
Total recurring plus 1/10 single	283	110

Off balance sheet production
Mutual funds and other managed assets	159	87

Total production off balance sheet	159	87

Explanatory notes:

•	Traditional life includes income on traditional and fixed universal life products.

•	Life insurance with investments for account of policyholders includes income on variable universal life, unitized pensions (UK), other unit-linked products with investments for account of policyholders and with profit fund in the UK.

•	Fee business includes income on off balance sheet type products.

Investments, assets and capital geographically

Amounts in million EUR

As of June 30, 2005	Americas	The Netherlands	United Kingdom	Other Countries	Total
Investments
Fixed income	99,225	14,957	2,635	2,753	119,570
Equities and real estate	3,821	7,521	80	73	11,495
Total general account	103,046	22,478	2,715	2,826	131,065

Fixed income	11,446	11,696	26,510	183	49,835
Equities and real estate	31,565	8,168	25,499	235	65,467
Total account policyholders	43,011	19,864	52,009	418	115,302

Total insurance activities	146,057	42,342	54,724	3,244	246,367
Banking activities	—	6,031	—	—	6,031
Off balance sheet assets	63,091	11,556	1,212	799	76,658

Total assets business units	209,148	59,929	55,936	4,043	329,056
Other investments					129

Total group					329,185

Assets business units	152,298	51,319	55,784	3,517	262,918
Other assets					2,962
Total assets on balance sheet					265,880

Capital in units	15,106	3,816	3,364	879	23,165

Total capital base					22,706
Other net liabilities					459
Total					23,165

As of December 31, 2004	Americas	The Netherlands	United Kingdom	Other Countries	Total
Investments
Fixed income	88,203	13,997	2,446	2,477	107,123
Equities and real estate	3,271	5,534	80	92	8,977
Total general account	91,474	19,531	2,526	2,569	116,100

Fixed income	9,357	11,498	25,654	139	46,648
Equities and real estate	28,099	7,964	21,932	230	58,225
Total account policyholders	37,456	19,462	47,586	369	104,873

Total insurance activities	128,930	38,993	50,112	2,938	220,973
Banking activities	—	5,924	—	—	5,924
Off balance sheet assets	55,937	11,555	1,159	803	69,454

Total assets business units	184,867	56,472	51,271	3,741	296,351
Other investments					127

Total group					296,478

Assets business units	134,704	47,742	51,035	3,390	236,871
Other assets					1,628
Total assets on balance sheet					238,499

Capital in units	13,312	3,436	3,151	592	20,491

Total capital base					20,149
Other net liabilities					342
Total					20,491

(5) RECENTLY ISSUED US GAAP ACCOUNTING STANDARDS

i Adoption of new U.S. GAAP Accounting Policies

FAS 123(R) - Accounting for Share-Based Payment

In December 2004, the FASB issued FAS 123(R), “Share-Based Payment”, which is a revision of FAS 123, “Accounting for Stock-Based Compensation”. FAS 123(R) supersedes Accounting Principles Board (APB) Opinion 25, “Accounting for Stock Issued to Employees” and FAS 148, “Accounting for Stock-Based Compensation-Transition and Disclosure - an Amendment of FAS 123”, and amends FAS 95, “Statement of Cash Flows”.

FAS 123(R) eliminates the alternative to apply the intrinsic value method of accounting for employee stock-based compensation awards that was provided in FAS 123 as originally issued. FAS 123(R) requires recognition in the income statement of all share-based payments to employees based on their fair values. FAS 123(R) also provides additional guidance on determining whether certain financial instruments awarded in share-based payment transactions are liabilities.

FAS 123(R) requires all entities to apply the fair value based measurement method in accounting for share-based payment transactions with employees, except for equity instruments held by employee share ownership plans. Under this method, compensation costs of awards to employees, such as stock options, stock appreciation rights, and most tax-qualified employee stock purchase plans, are measured at fair value and expensed over the period during which an employee is required to provide service in exchange for the award (the vesting period).

Under FAS 123(R), the cost of equity-settled awards generally is based on fair value at date of grant, adjusted for subsequent modifications of terms or conditions, while cash-settled awards require remeasurement of fair value at the end of each reporting period. FAS 123(R) does not prescribe or specify a preference for a particular valuation technique or model for estimating the fair value of employee stock options and similar awards, but instead requires consideration of certain factors in selecting one that is appropriate for the unique substantive characteristics of the instruments awarded.

FAS 123(R) generally requires adoption using a modified version of prospective application. Under “modified prospective” application, FAS 123(R) applies to new awards granted and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for unvested awards outstanding as of the required effective date must be recognized prospectively over the remaining requisite service/vesting period based on the fair values of those awards as already calculated under FAS 123 for either recognition or pro forma disclosure purposes. Entities may further elect to apply FAS 123(R) on a “modified retrospective” basis to give effect to the fair value based method of accounting for awards granted, modified, or settled in cash in earlier periods. The cumulative effect of initial application, if any, is recognized as of the required effective date.

FAS 123(R) also clarifies the accounting for certain grants of equity awards to individuals who are retirement eligible on the date of grant. FAS 123(R) states that an employee’s share based award becomes vested at the date that the employee’s right to receive or retain equity shares is no longer contingent on the satisfaction of a market, performance or service condition. If an award does not include a market, performance or service condition upon grant, the award shall be recognized at fair value on the date of grant.

In April 2005, the SEC approved a new rule delaying the effective date of FAS 123(R) to annual periods that begin after June 15, 2005. AEGON adopted the provisions of FAS 123(R) under the modified prospective method effective January 1, 2005, and recorded a charge to U.S. GAAP net income for the cumulative effect of a change in accounting of EUR 5 million.

Under this method, the fair value of all employee stock options vesting on or after the adoption date will be included in the determination of net income. The fair value of stock options and stock appreciation rights will be estimated using the binomial option-pricing model. The fair value of the option grants will be measured on the grant date and amortized on a straight-line basis over the vesting period. Stock appreciation rights will be remeasured at fair value at the end of each reporting period and amortized on a straight line basis over the vesting period.

AEGON previously accounted for employee stock options using the intrinsic value method of APB 25, and related interpretations, and disclosed the impact of the fair value method prescribed by FAS 123 through footnote disclosure only. Under APB 25, AEGON did not recognize any stock-based compensation expense for such stock options because all options granted have an exercise price equal to the market value of the underlying stock on the date of grant. Stock appreciation rights were previously accounted for using the intrinsic value method with changes reported in net income (SEC Staff Accounting Bulletin 107).

ii. Future Adoption of New U.S. GAAP Accounting Policies

FAS 154 - Accounting Changes and Error Corrections

In May 2005, the FASB issued FAS 154, “Accounting Changes and Error Corrections”, which replaces APB Opinion 20, “Accounting Changes” and FAS 3, “Reporting Accounting Changes in Interim Financial statements”. The statement is a result of a broader effort by the FASB to converge standards with the International Accounting Standards Board (IASB).

FAS 154 changes the requirements for the accounting and reporting of a change in accounting principle. FAS 154 requires retrospective application (restatement) to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The cumulative effect of the change is reported in the carrying value of assets and liabilities as of the first period presented, with the offset applied to opening retained earnings. Each period presented is adjusted to show the period specific effects of the change. Only direct effects of the change will be retrospectively recognized; indirect effects will be recognized in the period of change.

FAS 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. FAS 154 carries forward without change the guidance contained in APB Opinion 20, “Accounting Changes”, for reporting the correction of an error in previously issued financial statements and a change in accounting estimate, as well as the provisions in FAS 3 governing reporting accounting changes in interim financial statements.

FAS 154 applies to all voluntary changes in accounting principles and corrections of errors made in fiscal years beginning after December 15, 2005, and also applies when a new accounting pronouncement does not provide transition provisions. FAS 154 does not change the transition provisions of any existing accounting pronouncements.

AEGON will adopt FAS 154 effective January 1, 2006. FAS 154 is not expected to have an immediate material impact on AEGON’s consolidated financial position or results of operations, although it will impact presentation of future voluntary accounting changes, if such changes occur.

FSP FAS 115 – 1 and FAS 124 – 1 The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

In March 2004, the FASB’s Emerging Issues Task Force (“EITF”) reached a final consensus on Issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). EITF 03-1 established impairment models for determining whether to record impairment losses associated with investments in certain equity and debt securities. It also required the accrual of income on a level-yield basis following an impairment of debt securities, where reasonable estimates of the timing and amount of future cash flows can be made. The application of EITF 03-1 was to be effective for reporting periods beginning after June 15, 2004.

In September 2004, the FASB directed the FASB staff to issue further guidance on this topic in FASB Staff Position (“FSP”) EITF No. 03-1-a, “Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1” (“FSP EITF 03-1-a”). On September 30, 2004, the FASB delayed the effective date of the accounting and measurement provisions of EITF 03-1 in order to consider the further guidance included in FSP EITF 03-1-a. However, the disclosure requirements and the definition of other-than-temporary impairment (“OTTI”) included in EITF 03-1 were not delayed, and accordingly we made the appropriate disclosures and utilized the definition of OTTI to evaluate all securities within the scope of EITF 03-1.

On November 3, 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP FAS 115-1 and FAS 124-1”). FSP FAS 115-1 and FAS 124-1 amends FAS 115–“Accounting for Certain Investments in Debt and Equity Securities” and FAS 124–“Accounting for Certain Investments Held by Not-for-Profit Organizations.” It nullifies the guidance set forth in paragraphs 10-18 of EITF 03-1 related to evaluating whether an impairment is other-than-temporary and references existing other-than-temporary impairment guidance, such as paragraph 16 of FAS 115, SEC Staff Accounting Bulletin Topic 5M,–“Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities”, paragraph 6 of Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock and EITF Issue No. 99-20–“ Recognition of Interest Income and Impairment on Purchased and Retained Beneficial

Interests in Securitized Financial Assets.” It supersedes the guidance set forth in EITF Topic D-44–“Recognition of Other-Than-Temporary Impairment on the Planned Sale of a Security Whose Cost Exceeds Fair Value”, and clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell has not been made. It carries forward requirements of paragraphs 8 and 9 of EITF 03-1 with respect to cost method investments and the disclosure requirements included in paragraphs 21 and 22 of EITF 03-1 and related examples.

It also provides guidance on accounting for debt securities subsequent to an other-than-temporary impairment. In periods subsequent to an other-than-temporary impairment an investor shall account for the debt security as if it had been purchased on the measurement date of the other-than-temporary impairment. That is, the discount or reduced premium recorded for the debt security, based on the new cost basis, would be amortized over the remaining life of the debt security in a prospective manner based on the amount and timing of future cash flows. This FSP does not address when a holder of a debt security would place a debt security on nonaccrual or how to subsequently report income on a nonaccrual debt security.

AEGON will adopt FSP FAS 115-1 and FAS 124-1 effective January 1, 2006. So far AEGON has complied with the disclosure requirements of EITF 03-1, which were effective December 31, 2003 and carry forward to this statement. AEGON is currently evaluating the effect of adoption but does not expect any material impact to its consolidated financial condition, results of operations or cash flows.

SOP 05-1- Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts

On September 19, 2005, the AcSEC of the AICPA issued SOP 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts”.

SOP 05-1 defines internal replacements as a modification in product benefits, features, rights or coverages that occurs by the exchange of a contract for a new contract, amendment, endorsement, or rider to a contract, or election of a benefit, feature, right or coverage within a replaced contract. Modifications resulting from the election by the contract holder of a benefit, feature, right or coverage that was within the original contract are not considered internal replacements provided certain conditions are met.

If the replaced contract or replacement contract has integrated contract features, it should be determined whether the internal replacements can be classified as either “substantially changed” or “substantially unchanged”. The SOP specifies several conditions that must be met for the internal replacement to be considered “substantially unchanged.”

If the contract does not meet all of these conditions, it is considered to be “substantially changed”, and is accounted for as an extinguishment of the replaced contract. The remaining balances of unamortized deferred acquisition costs (DAC), unearned revenue liabilities, and deferred sales inducement assets from the replaced contract are not deferred in connection with the replacement contract but are required to be expensed.

If all the conditions are met, the internal replacement is considered “substantially unchanged” and is accounted for as a continuation of the replaced contract.

•	For FAS 97–“Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments”, products the estimated gross profits of the replacement contract are treated as revisions to the estimated gross profits or margins of the replaced contract in the determination of amortization of DPAC, sales inducement assets and the recognition of unearned revenues. Other balances that are determined based on activity over the life of the contract, such as a liability for minimum guaranteed death benefits should be calculated considering the entire life of the contract, including activity during the term of the replaced contract based on the revised revenue expected for the replacement contract.

•	For FAS 60–“Accounting and Reporting by Insurance Enterprises”, long-duration products the replacement contract should be viewed as a “prospective revision” of the replaced contract with future amortization of unamortized DAC, based on a revised revenue expected from the replacement contract, at time of replacement.

•	Costs incurred in connection with an internal replacement should be accounted for as policy maintenance expenses and charged to expense as incurred.

•	Sales inducements to contract holders offered in conjunction with an internal replacement should be accounted for from the date of its addition to the replacement contract in accordance with guidance in SOP 03-1.

SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. Retrospective application of this SOP to previously issued financial statements is not permitted. Initial application of this SOP should be as of the beginning of an entity’s fiscal year (that is, if the SOP is adopted prior to the effective date, all prior interim periods of the year of adoption should be restated).

Changes in unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets that result from the impact on estimated gross profits of changes in accounting policy due solely to the adoption of this SOP, as applied to previously anticipated future internal replacements, should be reported in a manner similar to the cumulative effect of a change in accounting principle with offsetting adjustments to the opening balance of retained earnings as of the date of adoption.

AEGON will adopt this SOP effective January 1, 2007. AEGON is currently assessing the effect of this SOP.

(6) EMPLOYEE BENEFITS

As of January 1, 2005, AEGON adopted RJ 271 “employee benefits” as part of it’s DAP accounting principles, with the exception of AEGON USA, which continues to apply FAS 87 – “Employers’ Accounting for Pension” and – “Employers’ Accounting for Postretirement Benefits Other than Pensions” as its primary accounting principles under DAP. AEGON has elected to adopt RJ 271 prospectively without adjusting the comparison year 2004. Therefore 2004 shareholders’ equity and net income is unchanged.

Post-employment benefits to AEGON employees are classified as either defined contribution plans or defined benefit plans. Under a defined contribution plan, an entity within the AEGON group pays fixed contributions to a fund or an insurance contract and has no obligation to pay further contributions if the fund or contract does not hold sufficient assets to pay employee benefits. Contributions to defined contribution plans are recognized as expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. All other post-employment benefit plans are defined benefit plans. The liabilities or assets recognized in the balance sheet in respect of defined benefit pension plans is the difference between the present value of the defined benefit obligation at the balance sheet date and the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. Plan assets are assets held by an entity that is legally separate from the AEGON group and are available to be used only to pay employee benefits, or insurance contracts issued by an insurer that is not a related party to the AEGON group. Insurance contracts or other assets that do not meet the definition of plan assets are treated as part of general account investments and investment return on these assets is reflected as investment income in the income statement.

At adoption of RJ 271 at January 1, 2005, the present value of projected benefit obligations and the fair value of plan assets are determined at that date and included in the balance sheet at January 1, 2005. All cumulative actuarial gains and losses at January 1, 2005, both realized and unrealized, are recognized as an asset (unrecognized transition liability) and amortized straight-line to income based on the expected average working life of the existing employees participating in the plan.

Subsequent to January 1, 2005, actuarial gains and losses arising after that date are deferred unless they fall outside a corridor. The corridor is the greater of 10% of the present value of the defined benefit obligation, before deducting plan assets, and 10% of the fair value of any plan assets. The amount that falls outside the corridor is amortized to income over the employees’ expected average remaining working lives.

Pension expense DAP

The following table shows the pension expense determined in accordance with DAP:

Amounts in million EUR	Six months ended June 30, 2005
Net periodic pension expense:
Service costs for benefits earned during the year	44
Interest costs on projected benefit obligation	101
Expected return on plan assets	(97)
Amortization of unrecognized prior service costs	2
Amortization of unrecognized net (gain) / loss	64
Amortization of unrecognized transition liability	24

Net pension expense based on DAP	138

Assumptions used to determine net periodic benefit cost for 2005 (non US) were:

Discount rate	3.9%-6.25%
Rates of increase in compensation levels	2.0%-4.1%
Expected long-term rate of return on assets	5.5%-7.5%
Expected average working life of the existing employees participating in the plan	11-23 years

Assumptions used to determine net periodic benefit cost for 2005 (US) were:
Discount rate	5.75%
Rates of increase in compensation levels	4.50%
Expected long-term rate of return on assets	8.25%

Projected benefit obligation and plan assets under RJ 271

The following two tables show the reconciliation of the balances at January 1, 2005 to June 30, 2005 of the projected benefit obligation and plan assets of AEGON, excluding AEGON USA. AEGON USA is excluded from these two tables since AEGON USA has not changed its accounting principles for employee benefits under DAP and continues to apply FAS 87. As of December 31, 2004 AEGON USA’s projected benefit obligation amounted to EUR 1,540 million and its plan assets to EUR 1,668 million.

Amounts in million EUR
Projected benefit obligation at January 1, 2005	2,101
Service costs	37
Interest costs	53
Actuarial (gain)/loss	(3)
Benefits paid	(35)
Currency exchange rate differences	31

Projected benefit obligation at June 30, 2005	2,184

Fair value of plan assets at January 1, 2005	471
Actual return on plan assets	19
Contribution	12
Benefits paid	(7)
Currency exchange rate differences and other	23

Fair value of plan assets at June 30, 2005	518

Funded status (plan assets -/- projected benefit obligation)	(1,666)
Unrecognized transition liability	467

Pension liability based on RJ 271	(1,199)

The plan assets do not include any assets held by AEGON The Netherlands against the AEGON The Netherlands pension liability as these assets do not meet the definition of plan assets. The assets that we hold for coverage of the pension liability are included in general account investments and amount to EUR 1,227 million at June 30, 2005.

(7) FAS 123(R)

Senior executives of AEGON companies as well as other AEGON employees have been offered AEGON stock appreciation rights (SARs) and stock options (options) in 2005. SARs have been offered in 2004, 2003 and 2002 which do not entitle the holder to buy AEGON shares but provide the same financial benefits. Options and SARs have been offered in 2001 and previous years. All SARs and options have been granted at an exercise price equal to the market price of the shares at the date of the grant. The SARs and options granted in 2005 and 2004 vest after three years and can only be exercised during the four years after the vesting date. The SARs granted in 2003 and 2002 vest after two years and can only be exercised during the five years after the vesting date. The plans for 2000 and 2001 can be exercised three years after being granted and then during a period of two years. Plans for SARs and options can only be established after the prior consent of the annual General Meeting of Shareholders. If, subsequently, the Executive Board decides to implement such plans, that decision has to be approved by the Supervisory Board. Options granted pursuant to the purchase agreement with Providian have various expiration dates. The options granted in 1997 and 1998 to senior executives of former Providian business units fully vest in three years and the exercise period is up to ten years, with the latest period ending in August 2008.

In compliance with regulations under Dutch law, SARs and options cannot be exercised in black-out periods.

The following tables set forth the changes during 2005 as well as the breakdown of SARs and options outstanding.

	Number of options/SARs	Weighted average exercise price [1] in EUR
Balance at January 1, 2005	54,749,748	22.04
Issued	9,989,300	10.86
Exercised	(2,772,828)	6.41
Lapsed	(13,023,900)	29.27

Balance at June 30, 2005	48,942,320	18.76

Options/SARs	Original number [1]	January 1 2005 [1]	Outstanding June 30, 2005 [1]	Exercise price in EUR [1]		Exercise period
Providian	7,204,384	1,013,198	956,070	20.07	[2]	until August 6, 2008
2000 [3]	10,609,700	10,609,700	—	34.50		until March 14, 2005
2001 [3]	11,288,800	11,288,800	11,288,800	34.84		until March 13, 2006
2002 [4]	11,555,700	8,815,900	8,815,900	26.70		until March 12, 2009
2003 [4]	11,447,300	11,447,300	6,340,400	6.30		until March 11, 2010
2004 [4]	11,574,850	11,574,850	11,551,850	10.56		until March 17, 2011
2005 [4]	9,989,300	—	9,989,300	10.86		until March 17, 2012

	73,670,034	54,749,748	48,942,320

[1]	Adjusted for the stock split in 2000 as appropriate.
[2]	Weighted average exercise price of the outstanding options in USD calculated at the closing rate.
[3]	Including stock appreciation rights which do not entitle the holder to buy AEGON shares but provide the same financial benefits.
[4]	SARs which do not entitle the holder to buy AEGON shares but provide the same financial benefits; employees in Canada were granted 266,400 stock options in 2005 (2004: 364,400, 2003: 438,200 and 2002: 263,100), employees in the U.S. were granted 5,526,700 stock options in 2005.

SARs and options exercisable as of June 30, 2005, amount to 27,401,170 and their weighted average exercise price amounts to EUR 25.10. The aggregate intrinsic value of the SARs and options exercisable at June 30, 2005 is EUR 28 million.

The fair value at the grant date of the SARs and options granted during the six month period to June 30, 2005 amounts to EUR 23 million (six months 2004: EUR 32 million). This fair value was determined using a binomial option pricing model, taking into account the respective vesting and exercise periods of the SARs and options. The liabilities related to SARs are carried at fair value at the balance sheet date. The change in value of the liabilities is recognized in the income statement under expenses.

The following assumptions are used in estimating the fair value at the grant date of the options and rights:

	2005	2004
Volatility	26%	33%
Expected dividend yield	4.2%	4.2%
Expected term (in years)	6.6	6.1
Risk-free rate	3.7%	3.6%

The volatility is derived from quotations from external market sources and expected dividend yield reflects AEGON’s current dividend yield. Future blackout periods are taken into account in the model in conformity with current blackout periods. The expected term is explicitly incorporated in the model by assuming that early exercise occurs when the stock price is greater than or equal to a certain multiple of the exercise price. Based on empirical evidence, this multiple has been set at 2. The risk free rate is the interest rate for Dutch government bonds for periods ending at the last day of the exercise period. We have not modeled post vesting employment termination behaviour and assume no leave after vesting.

The expense related to the SARs and options in the first six months of 2005 amount to EUR 19 million. As a result of adopting Statement 123(R) on January 1, 2005, the company’s income before income taxes and net income for the six month period ended June 30, 2005, are EUR 9 million and EUR 6 million lower, respectively, than if AEGON had continued to account for share-based compensation under Opinion 25. Basic and diluted earnings per share for the six months ended June 30, 2005 would have been unchanged if the company had not adopted Statement 123(R), from reported basic and diluted earnings per share of EUR 0.70 and EUR 0.70, respectively.

The total intrinsic value of options exercised and SARs paid during the first six months of 2005 amount to EUR 12 million (six months 2004: nil) and is paid in cash.

As per June 30, 2005, the total compensation cost related to nonvested awards not yet recognized amount to EUR 28 million. The weighted-average period over which it is expected to be recognized is 2.25 years.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of Statement 123(R) to options granted under the company’s stock option plans in all periods presented. For purposes of this pro forma disclosure, the value of the options is estimated using a binomial option-pricing formula and amortized to expense over the options’ vesting periods.

Amounts in million EUR	Six months ended June 30, 2004
Net income based on US GAAP as reported over the six months period ended June 30, 2004	461

Add: stock based compensation expense included in reported net income	16
Deduct: total stock-based compensation expense determined under fair value based method for all awards, net of tax	(22)

Pro forma net income based on US GAAP	455

Basic earnings per share (in EUR)
as reported	0.28
pro forma	0.28

Diluted earnings per share (in EUR)
as reported	0.28
pro forma	0.28

The economic exposure of the issued SARs and options is economically hedged by a position in treasury shares. By virtue of acquisitions, on June 30, 2005 AEGON kept 18,650,865 of its own common shares with a face value of EUR 0.12 each. The shares have been purchased to economically hedge SARs and options granted to executives and employees.

(8) INFORMATION RELATED TO TRANSAMERICA FINANCE CORPORATION

AEGON has fully and unconditionally guaranteed all of the outstanding public indebtedness of Transamerica Finance Corporation (TFC), a wholly owned subsidiary of AEGON. The guarantees were issued on January 14, 2004. The following condensed consolidating financial information presents the condensed balance sheets, condensed income statements and cash flow statements of (i) AEGON NV (parent company only), (ii) TFC, (iii) other subsidiaries, (iv) the eliminations necessary to arrive at the information for AEGON on a consolidated basis and (v) the total. The condensed consolidating balance sheets are shown as of June 30, 2005 and December 31, 2004 and the condensed consolidating income statements and cash flow statements are shown for the six months ended June 30, 2005 and 2004. The information is prepared in accordance with Dutch accounting principles and accompanied by a reconciliation to US GAAP. The AEGON NV parent company only column in this condensed consolidating financial information presents investments in subsidiaries under the equity method of accounting. The TFC column in this condensed consolidating financial information presents the individual line items for TFC. In the AEGON financial statements, TFC is reported as a component of Transamerica non-insurance, which includes additional parent company interest charges.

A further description of the adjustments in the reconciliation from DAP to US GAAP can be found in Note (3) Explanation of differences between Dutch Accounting Principles and US GAAP.

The condensed consolidating balance sheets as of June 30, 2005 and December 31, 2004 are shown below:

As of June 30, 2005 (unaudited)

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Investments	95		137,225	(95)	137,225
Group companies and participations	18,198		277	(18,198)	277
Investments for the account of policyholders			115,302		115,302
Other assets	7,435	522	7,198	(2,079)	13,076

Total assets	25,728	522	260,002	(20,372)	265,880

Shareholders’ equity	16,780	26	15,385	(15,411)	16,780
Capital securities	3,707		426		4,133
Subordinated (convertible) loans	279				279

	20,766	26	15,811	(15,411)	21,192

Technical provisions			103,535		103,535
Technical provisions with investments for the account of policyholders			115,302		115,302
Other liabilities	4,962	496	25,354	(4,961)	25,851

Total shareholders’ equity and liabilities	25,728	522	260,002	(20,372)	265,880

Reconciliation to US GAAP

Shareholders’ equity in accordance with DAP	16,780	26	15,385	(15,411)	16,780

Adjustments for:
Real estate			(853)		(853)
Debt securities - valuation			5,588		5,588
Debt securities - realized gains and (losses)			1,772		1,772
Deferred policy acquisition costs			(2,543)		(2,543)
Goodwill			3,148		3,148
Technical provisions			(30)		(30)
Realized gains and (losses) on real estate and shares			0		0
Derivatives	45	(3)	169		211
Deferred taxation			(689)		(689)
Deferred taxation on US GAAP adjustments	(22)		(1,178)		(1,200)
Balance of other items	40	(11)	(211)		(182)
TFC and Other Subsidiaries	5,159			(5,159)	0

Shareholders’ equity in accordance with US GAAP	22,002	12	20,558	(20,570)	22,002

As of December 31, 2004

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Investments	95		122,151	(95)	122,151
Group companies and participations	17,834		274	(17,834)	274
Investments for the account of policyholders			104,873	0	104,873
Other assets	4,572	654	7,455	(1,480)	11,201

Total assets	22,501	654	234,753	(19,409)	238,499

Shareholders’ equity	14,413	24	14,386	(14,410)	14,413
Capital securities	2,834		378		3,212
Subordinated (convertible) loans	254				254

	17,501	24	14,764	(14,410)	17,879

Technical provisions			92,031		92,031
Technical provisions with investments for the account of policyholders			104,873		104,873
Other liabilities	5,000	630	23,085	(4,999)	23,716

Total shareholders’ equity and liabilities	22,501	654	234,753	(19,409)	238,499

Reconciliation to US GAAP

Shareholders’ equity in accordance with DAP	14,413	24	14,386	(14,410)	14,413

Adjustments for:
Real estate			(843)		(843)
Debt securities - valuation			3,959		3,959
Debt securities - realized gains and (losses)			1,472		1,472
Deferred policy acquisition cost			(2,111)		(2,111)
Goodwill			2,939		2,939
Technical provisions			72		72
Realized gains on shares and real estate			4		4
Derivatives	51	(3)	(190)		(142)
Deferred taxation			(632)		(632)
Deferred taxation on US GAAP adjustments	(17)		(663)		(680)
Balance of other items	(21)	(12)	(102)		(135)
TFC and Other Subsidiaries	3,890			(3,890)	0

Shareholders’ equity in accordance with US GAAP	18,316	9	18,291	(18,300)	18,316

The condensed consolidating income statements for the six months ended June 30, 2005 and 2004 are presented below:

Six months ended June 30, 2005 (unaudited)

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Revenues
Gross premiums			10,196		10,196
Investment income	1,053	40	3,715	(1,053)	3,755
Fees and commissions			657		657
Income from banking activities			135		135
Income from other activities			87		87

Total revenues	1,053	40	14,790	(1,053)	14,830

Benefits and expenses
Premiums to reinsurers			1,216		1,216
Benefits paid and provided			9,096		9,096
Profit sharing and rebates			99		99
Commissions and expenses for own account	40	57	2,663		2,760
Interest charges	(2)		366		364
Miscellaneous income and expenditure	(4)		(76)		(80)

Total benefits and expenses	34	57	13,364		13,455

Income before tax	1,019	(17)	1,426	(1,053)	1,375
Corporation tax	6	9	(365)		(350)

Net income	1,025	(8)	1,061	(1,053)	1,025

Reconciliation to US GAAP

Net income determined in accordance with DAP	1,025	(8)	1,061	(1,053)	1,025

Adjustments for:
Real estate			(18)		(18)
Debt securities - valuation			8		8
Debt securities - realized gains and (losses)			120		120
Deferred policy acquisition costs			66		66
Derivatives	22		186		208
Technical provisions			(396)		(396)
Realized gains and (losses) on real estate and shares			107		107
Deferred taxation			(11)		(11)
Deferred taxation on US GAAP adjustments	(6)		10		4
Balance of other items	2	2	39		43
TFC and Other Subsidiaries	113			(113)	0

Income before cumulative effect of accounting changes	1,156	(6)	1,172	(1,166)	1,156
Cumulative effect of adopting FAS 123R (net of tax)			(5)		(5)
TFC and Other Subsidiaries	(5)			5	0

Net income in accordance with US GAAP	1,151	(6)	1,167	(1,161)	1,151

Six months ended June 30, 2004 (unaudited)

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Revenues
Gross premiums			9,851		9,851
Investment income	762	188	3,393	(758)	3,585
Fees and commissions			638		638
Income from banking activities			141		141

Total revenues	762	188	14,023	(758)	14,215

Benefits and expenses
Premiums to reinsurers			1,201		1,201
Benefits paid and provided			8,523		8,523
Profit sharing and rebates			80		80
Commissions and expenses for own account	23	193	2,665		2,881
Interest charges	(23)		347		324
Miscellaneous income and expenditure	(4)		127		123

Total benefits and expenses	(4)	193	12,943		13,132

Income before tax	766	(5)	1,080	(758)	1,083
Corporation tax	24	3	(320)		(293)

Net income	790	(2)	760	(758)	790

Reconciliation to US GAAP

Net income determined in accordance with DAP	790	(2)	760	(758)	790

Adjustments for:
Real estate			(21)		(21)
Debt securities - valuation			21		21
Debt securities - realized gains and (losses)			(8)		(8)
Deferred policy acquisition costs			(64)		(64)
Derivatives	(63)	(1)	70		6
Technical provisions			(12)		(12)
Realized gains and (losses) on real estate and shares			0		0
Deferred taxation			4		4
Deferred taxation on US GAAP adjustments	10		(5)		5
Balance of other items	7	18	(30)		(5)
TFC and Other Subsidiaries	(28)			28	0

Income before cumulative effect of accounting changes	716	15	715	(730)	716
Cumulative effect of adopting SOP 03-1 (net of tax)			(178)		(178)
Cumulative impact of adopting DIG B-36 (net of tax)			(77)	—	(77)
TFC and Other Subsidiaries	(255)			255	0

Net income in accordance with US GAAP	461	15	460	(475)	461

The condensed consolidating cash flow statements for the six months ended June 30, 2005 and 2004 are presented below:

Six months ended June 30, 2005 (unaudited)

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Cash flow from operating activities

Net income	1,025	(8)	1,061	(1,053)	1,025
Equity in earnings of group companies	(1,053)			1,053	0
Increase in technical provisions after reinsurance			7,323		7,323
Annuity deposits			7,525		7,525
Annuity repayments			(8,585)		(8,585)
Other	55	5	(1,302)		(1,242)

	27	(3)	6,022	0	6,046

Cash flow (used) in investing activities
Invested and acquired			(36,842)		(36,842)
Disposed and redeemed	761	152	34,252	521	35,686
Change in investments for account of policyholders			(4,312)		(4,312)
Other		3	(577)		(574)

	761	155	(7,479)	521	(6,042)

Cash flow from financing activities
Repurchased and sold own shares	71				71
Dividend paid	(169)				(169)
Other	643	(122)	1,097	(521)	1,097

	545	(122)	1,097	(521)	999

Change in liquid assets	1,333	30	(360)	0	1,003

Six months ended June 30, 2004 (unaudited)

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Cash flow from operating activities

Net income	790	(2)	760	(758)	790
Equity in earnings of group companies	(758)			758
Increase in technical provisions after reinsurance			4,804		4,804
Annuity deposits			7,637		7,637
Annuity repayments			(7,193)		(7,193)
Other	(1,904)	(128)	(2,879)		(4,911)

	(1,872)	(130)	3,129	(0)	1,127

Cash flow (used) in investing activities
Invested and acquired	(12)		(39,478)		(39,490)
Disposed and redeemed	2,312	4,704	36,101	(1,682)	41,435
Change in investments for account of policyholders			(2,286)		(2,286)
Other		(85)	959		874

	2,300	4,619	(4,704)	(1,682)	533

Cash flow from financing activities
Repurchased and sold own shares	57				57
Repayment of capital		(740)	740
Dividend paid	(233)				(233)
Other	(274)	(3,720)		1,682	(2,312)

	(450)	(4,460)	740	1,682	(2,488)

Change in liquid assets	(22)	29	(835)	0	(828)

(9) SUBSEQUENT EVENTS

On July 14, 2005 AEGON completed the sale of its German subsidiary, AEGON Lebensversicherungs-AG, which operated under the name MoneyMaxx, to Deutscher Ring. The agreement on the sale was announced on April 15, 2005.

On July 21, 2005 AEGON-CNOOC Life Insurance Company Ltd., the 50/50 joint venture of AEGON with China National Offshore Oil Corporation (CNOOC), announced that it had signed national cooperation agreements with two leading banks in the Peoples Republic of China: the Industrial and Commercial Bank of China (ICBC) and the Bank of Communications (BoCom). These agreements will give AEGON-CNOOC the opportunity to provide a broad range of life insurance and accident and supplemental health insurance products to the customer bases of both ICBC and BoCom. These national agreements with ICBC and BoCom strengthen AEGON-CNOOC’s range of distribution channels that includes banks, agents, brokers and direct marketing and will support the company’s geographic expansion across the Peoples Republic of China.

On July 25, 2005 AEGON reached an agreement with Spanish savings bank Caja de Badajoz to establish a 50-50 life insurance joint venture to sell life insurance, accident and pension products through the branch network of Caja de Badajoz. Caja de Badajoz will provide the joint venture exclusive access to its network of 200 branches. AEGON will contribute its insurance expertise. In addition, the joint venture will make use of the back office capabilities of AEGON’s existing platform in Spain.

On September 14, 2005, Vereniging AEGON and AEGON N.V. announced an amendment to the Articles of Incorporation of Vereniging AEGON. The amendment limits AEGON N.V.’s influence on future changes to the Articles of Incorporation of Vereniging AEGON. In the event of an undesired change in control at the General Meeting of Shareholders of AEGON N.V., Vereniging AEGON may, under certain circumstances, amend its Articles of Incorporation without AEGON N.V.’s cooperation.

On September 19, 2005 AEGON N.V. announced that it has signed a USD 5 billion syndicated facility agreement with a syndicate of international banks led by Bank of America, Barclays, BNP Paribas and HSBC. The facility has a tenor of five years and is extendable for two one year periods. The facility is split between a revolving standby USD 3 billion loan and USD 2 billion letter of credit facility. The new facility refinances part of AEGON N.V.’s current bilateral letter of credit and revolving credit facilities and will be used for general corporate purposes.

On October 4, 2005 AEGON N.V. announced that it has completed the acquisition of Nationwide Towarzystwo Ubezpieczen na Zycie S.A. (Nationwide Poland) from Nationwide Insurance Company. The agreement on the acquisition was announced on June 6, 2005. The company will be renamed AEGON Towarzystwo Ubezpieczen na Zycie S.A. (AEGON Poland). The completion of this acquisition reflects AEGON’s previously stated strategy of expanding further in Central and Eastern Europe.

ITEM 2. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2.1	Introduction

AEGON is committed to providing information on key factors that drive its business and affect its financial condition, results and value. Our disclosure practices have been developed over many years with due consideration of the needs and requirements of our stakeholders, including regulators, investors and research analysts. We have substantive supplemental information in our annual and quarterly accounts to provide transparency of our financial results. We have provided insight into our critical accounting policies and the methodologies we apply to manage our risks. For a discussion of our critical accounting policies see “-Application of Critical Accounting Policies – Dutch Accounting Policies” and “-Application of Critical Accounting Policies – US GAAP”. Also see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in the 2004 Form 20-F for a discussion of our risk management methodologies and “Item 5. Operating and Financial Review and Prospects” in the 2004 Form 20-F.

2.2	Application of Critical Accounting Policies – Dutch Accounting Principles

The Operating and Financial Review and Prospects are based upon AEGON’s condensed consolidated balance sheets and income statements for the six months ended June 30, 2005 and for the six months ended June 30, 2004, which have been prepared in accordance with Dutch accounting principles (DAP). The application of DAP requires our management to use judgments involving assumptions and estimates concerning future results or other developments including the likelihood, timing or amount of one or more future transactions or events. There can be no assurance that actual results will not differ from those estimates. Senior management reviews these judgments frequently and an understanding of these judgments may enhance the reader’s understanding of AEGON’s results. Also since January 1, 2005 AEGON’s primary financial statements for reporting to Dutch regulators have been prepared and presented in accordance with IFRS which differ in certain material respects from DAP and require management in certain circumstances to make different estimates. For more information about IFRS, please see AEGON’s Form 6-K dated April 14, 2005.

We have summarized below the DAP policies that we feel are most critical to the financial statement presentation and that require significant judgment or involve complex estimates.

i.	Technical Provisions – Life Insurance

General

Actuarial assumptions and their sensitivities underlie the calculation of technical provisions, which are based on generally accepted reserve valuation standards. In the ordinary course of business, our management makes assumptions for and estimates of future premiums, mortality, morbidity, investment returns, lapses, surrenders and expenses. These assumptions are initially based on best estimates of future experience at the policy inception date, in some instances taking into account a margin for the risk of adverse deviation from these assumptions. The assumptions used are regularly reviewed, compared to actual experience and, if necessary, depending on the type of products, updated.

Assumptions are made regarding future investment yields for both the pricing and the assessment of profitability of many general account products and products for the account of policyholders. Assumed yields are based on management’s best estimates. Periodically, AEGON assesses the impact of fluctuations of future investment yields on pricing and profitability. For products where AEGON offers explicit benefit guarantees to its clients, product pricing reflects these guarantees.

Reserve for Guaranteed Minimum Benefits

Guaranteed minimum benefits (GMBs) are contained in certain products offered in the United States, Canada and the Netherlands. An additional technical provision is recognized in the income statement to the extent that products contain a guaranteed minimum benefit. For these products the regular technical provision is recognized under technical provisions with investments for the accounts of policyholders. The life insurance technical provision includes provisions for GMBs related to contracts where the policyholders otherwise bear the investment risk. The main products are summarized below:

•	guaranteed minimum benefits on variable products, primarily variable annuities, in the United States;

•	guaranteed minimum accumulation benefits on segregated funds in Canada; and

•	guaranteed return on certain unit-linked products in The Netherlands.

In the United States a common feature of variable annuities is a guaranteed minimum death benefit, under which the beneficiaries receive the greater of the account balance or the guaranteed amount if the insured dies. Many variable annuity products also contain a guaranteed minimum income benefit feature that provides for minimum payments if the contract holder elects to convert to an immediate payout annuity. The guaranteed amount is calculated using the total deposits made by the contract holder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value, respectively. Our technical provision for life insurance includes a provision in connection with the guarantees issued.

The GMDB liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. AEGON regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the liability at June 30, 2005 are consistent with those used for amortizing DPAC, including the mean reversion assumption. The assumptions of investment performance and volatility are consistent with historical experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

The GMIB liability is determined each period end by estimating the expected value of the annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. AEGON regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for calculating the GMIB liability at June 30, 2005, are consistent with those used for calculating the GMDB liability. In addition, the calculation of the GMIB liability incorporates a percentage of the potential annuitizations that may be elected by the contract holder.

In Canada, variable products sold are known as “segregated funds”. Segregated funds are similar to mutual funds except they include a “capital protection guarantee” for mortality and maturity. The initial guarantee period is 10 years. The 10-year period may be reset at the contract holder’s option to lock in market gains. The reset feature cannot be exercised in the final decade of the contract and for many products can only be exercised a limited number of times per year. The reset option is not available on the more recently issued contracts. For those contracts there is an automatic annual reset of the death benefit guarantee but no maturity guarantee reset. The management expense ratio (MER) charged to the funds is not guaranteed and can be increased at management’s discretion. Our technical provision for life insurance includes a provision in connection with the guarantees issued. A cap and a floor for this provision is calculated using stochastic prospective methods (probability weighted calculation using multiple future scenarios) and current assumptions. See the following section on the accounting policy for deferred policy acquisition costs for a discussion of the various assumptions involved in the calculation. Within the cap and floor corridor, we use the accrual method based on pricing assumptions with valuation interest less actual claims incurred. Outside the cap and floor corridor, a surplus or shortfall of the provision will cause an extra charge or credit to the income statement.

In the Netherlands, Fundplan policies have a guaranteed return of 3% or 4% at maturity or upon the death of the insured if the premium is paid for a consecutive period of 10 years and is invested in the Mixed Fund and/or Fixed Income Fund. For this guaranteed return, we establish a provision based on stochastic modeling methods. The provision is developed applying the accrual method based on pricing assumptions less actual deductions. If the provision develops outside the corridor, a charge or credit to the income statement is recorded. If the provision falls within the corridor it is within the discretion of management to accept the primary calculation without adjustment or to adjust the provision to a level within the corridor. Minimum interest guarantees on group pension contracts in The Netherlands are given for nominal benefits, based on the 3% or 4% actuarial interest, after retirement of the employees. Due to the nature of the products, these guarantees have a long-term horizon of approximately 30 to 60 years.

The United States variable annuity account balance at June 30, 2005 was EUR 33.7 billion (USD 40.8 billion) compared to EUR 29.7 billion (USD 40.4 billion) at December 31, 2004. The GMB reserve balance totaled EUR 222 million at June 30, 2005 compared to EUR 159 million at December 31, 2004, representing an increase of EUR 63 million during 2005. These balances exclude an assumed GMWB contract that is carried at fair value pursuant to a FAS 133 methodology. The GMB reserve includes EUR 114 million of GMDB reserve and EUR 108 million of GMIB reserve, respectively, at June 30, 2005.

For the Canadian Segregated funds the account balance at June 30, 2005 was EUR 3.2 billion compared to EUR 3.0 billion at December 31, 2004. The GMB reserve balance totaled EUR 167 million at June 30, 2005 compared to EUR 128 million at December 31, 2004, representing an increase of EUR 39 million during 2005.

The Netherlands unit-linked policies, including group contracts, had an account balance of EUR 10.8 billion at June 30, 2005 compared to EUR 11.2 billion at December 31, 2004 and the GMB reserve totaled EUR 407 million at June 30, 2005 compared to EUR 323 million at December 31, 2004, representing an addition of EUR 84 million during 2005.

The total Net Amount at Risk (NAR) (excess of guaranteed amount over account values) at June 30, 2005 amounted to EUR 4.0 billion compared to EUR 3.9 billion at December 31, 2004. It should be noted that the NAR is a gross exposure and does not take into account the impact of mortality and lapse decrements nor does it recognize future premium income and investment returns.

ii.	Amortization of Deferred Policy Acquisition Cost, including Value of Business Acquired

AEGON defers policy acquisition costs (DPAC) that vary with and are primarily related to the acquisition of new or renewal life insurance contracts. Such costs consist principally of commissions, certain underwriting and contract issue expenses. Policy acquisition costs are deferred to the extent that they are recoverable from future expense charges in the premiums or from expected gross profits, depending on the nature of the contract. DPAC is deducted from the technical provision life insurance. Included in DPAC is an amount of value of business acquired (VOBA) resulting from acquisitions, which is equal to the present value of estimated future profits of insurance policies in force related to business acquired at the time of the acquisition and is in its nature the same as DPAC.

Fixed Premium Products

For fixed premium products DPAC are amortized to the income statement in proportion to the premium revenue recognized. The amortization of DPAC is based on management’s best estimate assumptions established at policy issue, including assumptions for mortality, lapses, expenses and investment returns. A margin for adverse deviation is included in the assumptions. DPAC are tested by country unit and product line to assess recoverability at least annually. The portion of DPAC that is determined to be not recoverable will be recognized as an expense in the income statement in the period of determination.

Flexible Premium Products

For flexible premium products, including fixed and variable annuities, variable universal life and unit-linked contracts, amortization of DPAC is based on expected gross profits, which are determined based on management’s best estimates as to future expectations. These estimates include but are not limited to: an economic perspective in terms of long-term bonds and equity returns, mortality, disability and lapse assumptions, maintenance expenses, and future expected inflation rates. DPAC for flexible premium insurance contracts and investment type contracts are amortized in proportion to the emergence of estimated gross profits over the life of the contracts.

Movements in equity markets can have a significant impact on the value of the flexible contract accounts and the fees earned on these accounts. As a result estimated future gross profits increase or decrease with these movements. Similarly, changes in interest rate spreads for fixed annuity products (interest credited less interest earned) will affect management’s assumptions with respect to estimated gross profits.

In the United States (and Canada), DPAC are amortized at a constant rate based on the present value of the estimated gross profit amounts expected to be realized over the life of the policies. If appropriate, the assumptions included in the determination of estimated gross profits are adjusted. A significant assumption related to estimated gross profits on variable annuities and life insurance products is the annual net long-term growth rate of the underlying assets. As equity markets do not move in a systematic manner, assumptions are made as to the net long-term growth rate after considering the net effects of short-term variances from the long-term assumptions (a “reversion to the mean” assumption). At June 30, 2005 and December 31, 2004 the U.S. reversion to the mean assumptions for variable products, primarily annuities, were as follows: gross long-term equity growth rate was 9% (9% at December 31, 2004), gross short term growth rate was 7.25% (7.5% at December 31, 2004), the reversion period for the short term rate is five years, the gross short and long term fixed security growth rate was 6% and the gross short and long term growth rate for money market funds was 3.5%. The reconsideration of assumptions may affect the original DPAC amortization schedule, referred to as DPAC unlocking. The difference between the original DPAC amortization schedule and the revised schedule, which is based upon estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

In the Netherlands, the United Kingdom and other countries the impact of equity market movements on estimated gross profits is covered by the yearly or, if appropriate, quarterly recoverability testing; a negative outcome is charged to the income statement in the period of determination. If appropriate, the assumptions included in the determination of estimated gross profits are adjusted for future periods.

The movement in DPAC (life insurance) over the six month period ending June 30, 2005 can be summarized and compared to the six month period ending June 30, 2004 as follows:

Amounts in million EUR	2005	2004
Balance at January 1	12,255	12,717
Deferred during the period	946	725
Amortization charged to the income statement	(708)	(634)
Other changes [1]	1,170	616

Balance at June 30	13,663	13,424

[1]	Mainly caused by currency exchange rate differences.

Included in our DPAC is a substantial amount of Value of Business Acquired (VOBA) resulting from acquisitions, which in its nature is similar to DPAC and is subject to the same testing and amortization requirements. At June 30, 2005, the VOBA related to life insurance amounted to approximately EUR 3.7 billion compared to EUR 3.4 billion at December 31, 2004.

The movement in DPAC (non-life insurance) over the six month period ending June 30, 2005 can be summarized and compared to the six month period ending June 30, 2004 as follows:

Amounts in million EUR	2005	2004
Balance at January 1	878	947
Deferred during the period	93	109
Amortization charged to the income statement	(93)	(122)
Other changes [1]	93	55

Balance at June 30	971	989

[1]	Mainly caused by currency exchange rate differences.

At June 30, 2005, the VOBA related to non-life insurance amounted to EUR 198 million compared to EUR 190 million at December 31, 2004.

DPAC balances at June 30, 2005 by product and geographic segment are as follows:

Amounts in million EUR	Americas	The Netherlands	United Kingdom	Other Countries	Total
Traditional life	3,233	169	179	397	3,978
Fixed annuities	1,337				1,337
Institutional guaranteed products	24				24
Life for account policyholder	958	661	3,987	26	5,632
Variable annuities	1,219				1,219
Fee income	120		6		126
Reinsurance	1,347				1,347
Accident and health	926	45			971

Total	9,164	875	4,172	423	14,634
of which VOBA	2,691		1,210		3,901

iii.	Default Reserve and Impairment of Debt Securities

Provisions for losses on fixed income investments (bonds, asset backed securities and private placements) are established as a result of default or other credit related issues. The provisions reflect management’s judgment about defaults and is based upon a variety of factors, including expectations for long-term default rates and pricing assumptions.

AEGON regularly monitors industry sectors and individual debt securities for signs of impairment. Factors considered include the length of time and extent to which the fair value of debt securities has been less than cost; industry risk factors; financial condition and near-term prospects of the issuer; and nationally recognized credit rating agency rating changes. Additionally for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. A specific security is considered to be impaired when it is determined that it is probable that not all amounts due (both principal and interest) will be collected as scheduled. Consideration is also given to management’s intent and ability to hold a security until maturity or until fair value will recover.

In the United States a reduction in the carrying value is made for Bonds and Other loans that are considered impaired. Such reductions are charged against the default provision. The determination of the amount of the write-down is based upon management’s best estimate of the future recoverable value of the debt security and takes into account underlying collateral or estimations of the liquidation values of the issuers. In the other countries, the provision is accrued until the receivable has legally ceased to exist.

Realized losses on debt securities considered default losses are charged against the default reserve. All other losses and gains are deferred in accordance with Dutch accounting principles.

The default reserve balance for Bonds and Other loans at December 31, 2004 was EUR 172 million. Both the charge to the income statement and reduction by default losses on specific assets amounted to EUR 0 million. Other movements, mainly resulting form foreign exchange rate changes, amounted to EUR 21 million. At June 30, 2005 the balance was EUR 193 million.

Impact on Future Earnings

There are a number of significant risks and uncertainties inherent in the process of monitoring investments and determining if an impairment exists. These risks and uncertainties include:

•	the risk that our assessment of an issuer’s ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer;

•	the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated; and

•	the risk that new information obtained by us or changes in other facts and circumstances will lead us to change our intent to hold the security to maturity or until it recovers in value.

Any of these situations could result in a charge against earnings in a future period to the extent of the impairment charge recorded.

Unrealized Bond Gains and Losses by Investment Type

The carrying value and fair value of Bonds and Other loans at June 30, 2005 are as follows:

Amounts in million EUR	Carrying value	Unrealized gains	Unrealized losses	Fair value
US Government	4,031	119	(22)	4,128
Dutch Government	2,091	177	0	2,268
Other Government	11,164	1,049	(1)	12,212
Mortgage backed securities	21,563	356	(119)	21,800
Asset backed securities	66,577	4,156	(192)	70,541
Corporate bonds /Private placements

Total	105,426	5,857	(334)	110,949
of which held by AEGON USA	82,223	4,208	(320)	86,111

The unrealized loss at June 30, 2005 of AEGON USA represents 96 % of AEGON’s total unrealized losses. The following tables and information relate to AEGON USA only and exclude money market investments held by AEGON USA for an amount of USD 2.26 billion as they are carried at market value. The tables are presented in million USD and represent the composition by investment type of all Bonds and Other loans in an unrealized gain and loss status held by AEGON USA at June 30, 2005.

Amounts in million USD	DAP basis carrying value	Fair value	Net unrealized gain (loss)	Carrying value of securities with unrealized Gains	Unrealized gains	Carrying value of securities with unrealized losses	Unrealized losses
US Government	4,749	4,854	105	2,690	131	2,059	(26)
Foreign Government	1,426	1,616	190	1,308	191	118	(1)
Mortgage backed securities	13,299	13,533	234	7,818	263	5,481	(29)
Asset backed securities	12,662	12,705	43	8,605	159	4,057	(116)
Corporate bonds	65,032	69,161	4,129	52,389	4,344	12,643	(215)

Total Bonds and Other loans	97,168	101,869	4,701	72,810	5,088	24,358	(387)

Unrealized Bond Losses by Sector

The composition by industry categories of Bonds and Other loans in an unrealized loss position held by AEGON USA at June 30, 2005 is presented in the table below. The following unrealized losses consist of 969 issuers.

Sector

Amounts in million USD	Carrying value of securities with unrealized losses	Unrealized losses
Asset Backed Securities (ABSs):
Aircraft	234	(19)
CBOs	294	(18)
Housing – Related	1,153	(8)
Credit Cards	879	(7)
CMBS	1,378	(16)
Communications	1,355	(17)
Consumer Cyclical	1,639	(28)
Consumer Non-Cyclical	1,765	(45)
Electric, Energy, & Natural Gas	1,581	(20)
Financials	3,111	(55)
Industries	925	(24)
Transportation	395	(8)
US Government and Agency	2,509	(29)
CMO	3,420	(28)
Other	3,720	(65)

Total	24,358	(387)

The information presented above is subject to rapidly changing conditions. As such, AEGON USA expects that the level of securities with overall unrealized losses will fluctuate. The recent volatility of financial market conditions has resulted in increased recognition of both investment gains and losses, as portfolio risks are adjusted through sales and purchases. Each sector in the table includes an allocation of the USD 229 million default reserve. The reserve exists as a contra asset on the balance sheet, and while it is not specified as to the asset level, it is allocated for purposes of this table based on unrealized losses of the sector.

As of June 30, 2005, there are USD 5.1 billion of gross unrealized gains and USD 0.4 billion of gross unrealized losses in the Bonds and Other loans portfolio. The largest single issuer unrealized loss is USD 32 million and relates to a securitized portfolio of airline lease receivables.

Asset Backed Securities

Aircraft related ABS bonds are primarily collateralized by the long-term revenue stream generated from leasing a diversified pool of commercial aircraft to a diversified group of aircraft operators around the world. The pool is financed by senior, mezzanine, and junior tranches of debt with varying amounts of equity in each transaction. While 100% of our portfolio was investment grade at purchase, approximately 55% of the portfolio is currently rated investment grade. Approximately 70% is senior debt and 30% is mezzanine. The weak commercial aircraft environment, in part caused by the events of September 11, 2001, has begun to recover somewhat over the past year. However, the cash flows within these trusts have not fully recovered and the issues continue to underperform. While such bonds are not in default by their terms, increased risk premiums associated with the current market has caused prices for such bonds to decline. The current environment for aircraft leasing is improving, and continued cyclical upturns in lease rates will benefit these bonds since they have a very long maturity. We evaluate each transaction by modeling the expected cash flows assuming various scenarios for defaults and recoveries on the underlying collateral, as well as including actual experience to date. This sector includes an allocation of USD 86 million of the default reserve, reducing the gross unrealized loss of USD 105 million to USD 19 million. In cases where AEGON USA has not taken an impairment loss, these appraisals indicated full recovery of principal and interest at the expected yield.

Subsequent to the June 30, 2005 closing, but prior to the filing of this document, Delta and Northwest Airlines both filed for bankruptcy protection. These events have had no material impact on AEGON USA. While our overall exposure to Delta has been significant, all securities deemed at risk were impaired at June 30, 2005. Exposure to Northwest is less than USD 100,000. While AEGON USA does have positions in some unimpaired securities for both companies, all of those issues are guaranteed by a third party.

AEGON USA currently holds two positions within this sector which are rated below investment grade and which have an unrealized loss position greater than USD 20 million, each of which is discussed below:

AEGON USA owns USD 30 million in carrying value of Class B second priority mezzanine debt of Aircraft Finance Trust as of June 30, 2005. The debt securities represent a beneficial interest in a diversified portfolio of pooled aircraft leases. The rental proceeds from leasing the aircraft are used to pay interest and principal on the debt. There are two classes of subordinated debt which are subordinated to AEGON USA’s holdings. The Class B debt remains current on principal and interest. However, the security is in an unrealized loss position of USD 24.7 million. While the lease market is improving, this trust has not had an opportunity to take full advantage of new rates. Additionally, the specific collateral in this pool is older and less desirable than some of the aircraft in other trusts. The debt has been in an unrealized loss position for more than 24 months. AEGON USA believes the Class B debt will not receive full principal and interest at the original discount rate and therefore impaired the security to modeled results at September 30, 2004. Deterioration in the underlying cash flows has continued through 2005. The June 30, 2005 carrying value reflects an additional impairment charge calculated using updated modeling results and the original discount rate. This security is not a traded security and therefore the market values received are heavily discounted due to long duration as well as the uniqueness and illiquidity of the structure. AEGON USA expects to collect the current carrying value and has the intent and ability to hold these debt securities until recovery or maturity.

AEGON USA owns USD 47.5 million in carrying value of Class A first priority senior debt securities of Pegasus Aviation Lease Securitization Trust III as of June 30, 2005. The debt securities represent a beneficial interest in a diversified portfolio of pooled aircraft leases. The rental proceeds from leasing the aircraft are used to pay interest and principal on the debt. There are four classes of debt that are subordinated to AEGON USA’s holdings. The Class A debt remains current on principal and interest; however, the security is in an unrealized loss position of USD 22.5 million. The debt has been in an unrealized loss position for more than 24 months. AEGON USA evaluates each transaction quarterly using the most recent appraisals (and other outside relevant information) of the equipment, which are received from the servicer and completed by independent parties who have expertise in this field, as a proxy for expected cash flows. The June 30, 2005 carrying value reflects an impairment charge based on modeled results, as AEGON USA does not believe the Class A debt will receive full principal and interest at the expected yield. This security is not a traded security and therefore the market values received are heavily discounted due to the long duration as well as the uniqueness and illiquidity of the structure.

Collateralized Bond and Loan Obligations (CBOs):

CBOs are collateralized by a diversified pool of corporate bonds or loans. The pool is financed by senior, mezzanine, and junior tranches of debt with varying amounts of equity in each transaction. Our portfolio consists of 85% senior classes of securities and 15% of mezzanine classes, all of which were rated investment grade at the time of purchase. There are currently no equity-like securities in this portfolio. While increased defaults in the corporate bond market over the past several years caused a significant increase in CBOs being downgraded by the rating agencies and a reduction in valuations, the improved credit environment has increased secondary market liquidity as well as valuations in the sector. We evaluate each transaction by modeling the expected cash flows assuming various scenarios for defaults and recoveries on the underlying bonds or loans as well as including actual experience to date. In cases where AEGON has not taken an impairment loss, these models indicate full recovery of principal and interest. This sector includes an allocation of USD 18.3 million of the default reserve, reducing the gross unrealized loss of USD 31.6 million to USD 13.3 million.

There are currently no positions within this sector which have an unrealized loss position greater than USD 20 million.

Consumer Cyclical

The consumer cyclical sector covers a range of sub-sectors including autos and related homebuilders, lodging, media, and retailers. These sectors include some of the largest credit issuers in the market. As a result AEGON USA’s absolute exposure is large, but the overall market to book ratio is 96.5% on securities with losses, and over 100% for all securities.

The automotive sub sector accounts for approximately 59% of the unrealized loss position. From a credit perspective, auto sector fundamentals are pressured by high inventories, parts production cuts, and high incentives. Additionally, auto supplier fundamentals are deteriorating as a result of declining market share and historically high raw material costs for parts manufacturing. As a result, analysts expect 2005 to be a tougher year for the sector. AEGON USA’s largest exposures in this sector are related to Ford and GM. GM is attempting to stabilize market share and pricing while seeking to lower costs as the company anticipates the arrival of its new SUV products beginning in first quarter 06. In May 2005, the security was downgraded by S&P from BBB- to BB and by Fitch from BBB- to BB+. As a result of these downgrades, AEGON USA reduced exposure to GM in the first half of 2005 to remain in compliance with internal credit limits. Sales of Ford were also executed in anticipation of downgrades that were expected, and ultimately occurred late in the second quarter. AEGON USA believes our repositioning in this sector is complete unless further credit developments events occur. Given the difficulties faced by auto makers, and recent rises in interest rates, bond performance is still reasonable. For autos, the overall market to book ratio is 93.8% on securities with losses, and 99% for all securities.

With respect to the other groups, fundamentals have experienced improvements in line with growth of the broader economy and stronger consumer sentiment (homebuilders, lodging, gaming, media, and retail). We expect this to continue in the rest of 2005. Rising interest rates are the primary driver of the increasing unrealized losses in this sector. This is particularly true in the homebuilding sector, as rising interest rates also tend to cause a technical weakening of homebuilding credits regardless of fundamental performance. The overall market to book ratio is 97.9% on securities with losses, and over 100% for all securities.

This sector includes an allocation of USD 29.3 million of the default reserve, reducing the gross unrealized loss of USD 57.7 million to USD 28.4 million.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than USD 20 million.

Consumer Non-Cyclical

The fundamentals of the consumer non-cyclical sector continue to perform pretty well and the sector represents a large portion of the corporate debt market. As a result, AEGON USA’s absolute exposure is large and the absolute dollar amount of unrealized losses is also large, but the overall market to book ratio is 97.4% on securities with losses, and over 100% for all securities. The vast majority of the unrealized losses in the consumer non-cyclical sector are not the result of fundamental problems with individual issuers, but rather depressed prices on low coupon transactions. That being said, some sectors are more challenged than others including the supermarket sector which faces continued strong competition. This sector includes an allocation of USD 8.6 million of the default reserve, reducing the gross unrealized loss of USD 53.9 million to USD 45.3 million.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than USD 20 million.

Electric, Energy and Natural Gas

In the aftermath of 2002’s melt-down, the theme for Electric Utilities, and energy companies as a whole, has turned to a focus on the basics of good business. The industry’s strategic direction moved away from growth, and concentrated on debt-reduction and maximizing cash-flow. Companies focused on optimizing their regulated operations, and minimizing volatility in other areas of their businesses. The focus on de-leveraging and cash-flow has paid off for stakeholders; equity values are at all-time highs, and bond spreads near all-time lows. The sector is now viewed as stable and value oriented. This sector includes an allocation of USD 4.9 million of the default reserve, reducing the gross unrealized loss of USD 25.1 million to USD 20.2 million.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than USD 20 million.

Financials

The fundamentals of the banking sector have held up well in the recent challenging economic environment. It is a high credit quality sector and represents a large portion of the corporate debt market. As a result, the absolute exposure to the banking sector in our portfolio is also large and of high quality. Because of the sector’s size, the absolute dollar amount of unrealized losses is large, but the market value as a percent of book value on securities in an unrealized loss position is high. Unrealized losses in the banking sector are not a result of fundamental problems with individual issuers, but rather a result of depressed prices of the sector caused by the macroeconomic environment. Banking accounts for the majority of losses in the financial sector. This sector includes an allocation of USD 0.1 million of the default reserve, reducing the gross unrealized loss of USD 54.9 million to USD 54.8 million.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than USD 20 million.

Industries

Industries, or Basic Industries encompass various sub-sectors ranging from paper production to minerals and other primary materials. The most significant of these are addressed individually.

The Chemical sector has performed better than expected for the first half of 2005. Free cash flow and credit profiles continue to improve but raw material and energy costs remain a concern. The pricing environment and supply/demand fundamentals are positive for the second half of 2005. The Metals sector has performed in-line to weaker than expected for the first half of 2005. Most of the companies now expect the second half of 2005 to be weaker than previous expectations, though still profitable. Many metal grades have seen prices decline from historically high levels while input cost pressures continue. The Paper Sector has performed largely in-line with expectations for the first half of 2005. Most of the companies have guided down expectations for the second half of the year. The lower expectations for the second half of the year are due to recent price deterioration in some of the larger paper grades as well as continued high input costs such as oil, energy and transportation. While the performance of some of the individual credits and sub sectors was somewhat below expectations, overall, valuations remain largely stable. Unrealized losses are evenly split between the sub sectors. The market to book ratio is 97.5% on securities with losses, and over 100% for all securities. This sector includes an allocation of USD 12.0 million of the default reserve, reducing the gross unrealized loss of USD 35.6 million to USD 23.6 million.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than USD 20 million.

US Government and Agencies

AEGON USA’s portfolio of US Treasury and Agency securities are of the highest credit quality and are either backed by the full faith and credit of, or guaranteed to some degree by the US Government. Unrealized losses in this sector are driven by changes in interest rates and are not considered impairments.

CMOs

Collateralized Mortgage Obligations are securitized pools of residential mortgages that pay principal and interest based on the cash flows of the underlying loans. AEGON USA’s portfolio of these instruments is of high credit quality. Unrealized losses in this sector are heavily influenced by movements in interest rates. These rate movements directly influence both the calculation of interest flows and the timing of principal flows. The current environment of rising interest rates accounts for virtually all of the unrealized losses. The overall market to book ratio is 99.3% on securities with losses, and over 100% for all securities. Based on the credit quality of the portfolio and the small nature of individual losses, no impairments are indicated at this time.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than USD 20 million.

Unrealized Loss by Maturity

The table below shows the composition by maturity of all Bonds and Other loans in an unrealized loss position held by AEGON USA at June 30, 2005.

Maturity Level

Amounts in million USD	Carrying value of securities with unrealized losses	Unrealized losses
One year or less	1,615	(12)
Over 1 thru 5 years	8,828	(134)
Over 5 thru 10 years	7,548	(124)
Over 10 years	6,367	(117)

Total	24,358	(387)

Unrealized Loss by Credit Quality

The table below shows the composition by credit quality of all Bonds and Other loans in an unrealized loss position held by AEGON USA at June 30, 2005.

Credit Quality

Amounts in million USD	Carrying value of securities with unrealized losses	Unrealized losses
Treasury Agency	2,465	(29)
AAA	6,783	(58)
AA	1,748	(36)
A	5,121	(99)
BBB	5,416	(127)
BB and Below	2,825	(38)

Total	24,358	(387)

The table below provides the length of time a security has been below cost and the respective unrealized loss at June 30, 2005.

Time Period

Amounts in million USD	Investment grade carrying value	Below investment grade carrying value	Investment grade unrealized loss	Below investment grade unrealized loss
0-6 months	10,086	1,535	(95)	(8)
> 6 to 12 months	4,672	285	(55)	(2)
> 12 months	6,775	1,005	(199)	(28)

Total	21,533	2,825	(349)	(38)

The table below provides the length of time a below investment grade security has been in an unrealized loss position and the percentage of carry value to amortized cost as of June 30, 2005.

Time Period

Amounts in million USD	Below investment grade carrying value	Below investment grade unrealized loss
0-6 months:
CV < 100% > 70% of amortized cost	1,534	(7)
CV < = 70% > 40% of amortized cost	1	(1)
CV < 40% of amortized cost	0	(0)
Subtotal	1,535	(8)

>6 to 12 months:
CV < 100% > 70% of amortized cost	284	(2)
CV < = 70% > 40% of amortized cost	1	(0)
CV < 40% of amortized cost	0	(0)
Subtotal	285	(2)

>12 to 24 months:
CV < 100% > 70% of amortized cost	239	(3)
CV < = 70% > 40% of amortized cost	6	(0)
CV < 40% of amortized cost	0	(0)
Subtotal	245	(3)

> 24 months:
CV < 100% > 70% of amortized cost	658	(11)
CV < = 70% > 40% of amortized cost	93	(10)
CV < 40% of amortized cost	9	(4)
Subtotal	760	(25)

Total	2,825	(38)

Realized gains and losses on Bonds and Other loans of AEGON USA for the six months ended June 30, 2005:

Amounts in million USD	Realized gains	Realized losses
Total Bonds and Other Loans	428	(222)

The gross realized losses include USD (0.2) million of bond default losses, which have been charged against the default reserve. The USD 330 million of gross realized gains and USD 124 million of gross realized losses related to assets not considered default losses have been deferred for reporting in accordance with Dutch accounting principles and will be amortized into income over the estimated average remaining maturity term of the investments sold.

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired at June 30, 2005.

Time Period

Amounts in million USD	0-6 months	>6-12 months	>12 months	Total
Bonds and Other Loans	(82)	(20)	(22)	(124)

The following list describes securities which represented more than 5% of the USD 124 million of realized losses on sales of fixed maturity securities:

Losses were realized on US Government Securities of USD 35 million. These losses are attributable purely to interest rate movements and the timing of when securities were bought and sold.

Losses were realized on General Motors securities of USD 10 million. These losses are attributable to both interest rate movements and credit events that occurred at GM and within the automotive sector in general. GM is attempting to stabilize market share and pricing while seeking to lower costs as the company anticipates the arrival of its new SUV products beginning in the first quarter of 2006. In May 2005, the security was downgraded by S&P from BBB- to BB and by Fitch from BBB- to BB+. Our sales of these securities were due to this downgrade and were required by internal exposure limits. AEGON USA does not anticipate any further sales of GM.

Losses were realized on Ford Motor Company securities of USD 9 million. These losses are attributable to both interest rate movements and credit events that occurred at Ford and within the automotive sector in general. From a credit perspective, auto sector fundamentals are pressured by high inventories, parts production cuts, and high incentives. Additionally, auto supplier fundamentals are deteriorating as a result of declining original equipment manufactuers’ market share and historically high raw material costs. Sales of Ford were executed in anticipation of downgrades that were expected, and ultimately occurred late in the second quarter of 2005. The company continues to maintain adequate liquidity and we do not currently anticipate future impairments or sales.

These were the only securities that represented more than 5% of the USD 124 million of realized losses on sales of fixed maturity securities.

Default losses

The composition of AEGON USA’s default losses by issuer, according to DAP, for the six months ended June 30, 2005 is presented in the table below.

Issuer Name

Amounts in million USD	June 30, 2005
Aircraft Finance Trust	(15.0)
Delta Airlines	(13.0)
MKP Capital CBO	(10.9)
Uni-Boring Inc	(7.6)
Winn-Dixie Stores	(7.3)
Pegasus	(6.9)
Penda Corporation	(5.6)
Other impairments	(31.9)
Recoveries	98.0

Total	(0.2)

In 2005, AEGON USA recognized USD 33 million in impairment recoveries and realized gains on previously impaired securities. Of these, USD 9 million related to First Consumers Credit Card Master trust. In each case where a recovery was taken, improvements in underlying cash flows for the security were documented, and both modeling results and market values improved significantly.

In 2005, during the second quarter, AEGON USA received USD 65 million from a litigation settlement related to a defaulted security that was previously owned. The settlement was recorded as an additional impairment recovery.

In 2005, a USD 15 million loss was realized on Aircraft Finance Trust. The debt securities were in an unrealized loss position of greater than 24 months before the impairment occurred. The notes represent a beneficial interest in a portfolio of pooled aircraft leases. Cash flows generated from the pooled aircraft leases have declined due to lower lease renewals and increased remarketing periods. Due to further deterioration in cash flows, AEGON USA realized an impairment loss in the second quarter of 2005. Based on this information, the security was impaired to the present value of cash flows at the expected yield.

In 2005, a USD 13 million loss was realized on Delta. The debt securities were in an unrealized loss position of greater than 24 months before the impairment occurred. The ETC and EETC notes represent a beneficial interest in leases of individual aircraft directly to Delta. Due to the increasing possibility of near term bankruptcy at Delta (subsequently filed for bankruptcy in September), AEGON USA realized an impairment loss in the second quarter of 2005. The security was impaired to the current market value of the security.

In 2005, a USD 10.9 million loss was realized on MKP Capital CBO. The debt securities were in an unrealized loss position of greater than 24 months before the impairment occurred. The notes represent a beneficial interest in a portfolio of high yield debt instruments, primarily pooled aircraft lease trusts. Cash flows generated from the underlying securities have declined due to lower lease renewals and increased remarketing periods. Due to further deterioration in cash flows, AEGON USA realized an impairment loss in the second quarter of 2005 and the security was impaired to the present value of cash flows at the expected yield.

iv.	(Un)realized gains on investments in shares and real estate

Under DAP the unrealized capital gains are recognized in a revaluation reserve (a component of shareholders’ equity), which is carried on the balance sheet and does not flow directly through the income statement. The realized capital gains are released from the revaluation reserve and recognized in the income statement at the time of realization. Direct income (interest and dividend) is recognized in the income statement.

The movement in the revaluation reserve (for shares and real estate) over the six month period ending June 30, 2005 can be summarized and compared to the six month period ending June 30, 2004 as follows:

Amounts in million EUR (net of tax)	2005	2004
Balance at January 1	1,448	1,393

Unrealized gains / (losses) [1]	423	308
Release of realized (gains) / losses to income statement	(317)	(194)

Balance at June 30	1,554	1,507

[1]	Includes currency exchange difference.

AEGON applies the same monitoring practices and evaluation process for identifying impairments of shares for Dutch accounting principles as for US GAAP purposes.

Equity securities held in an unrealized loss position that are below cost for over six months or significantly below cost at the balance sheet date are evaluated for a possible other than temporary impairment. If an individual stock is considered to be impaired on an other than temporary basis, the value of the stock is written down to fair value for U.S. GAAP purposes. Additionally, as part of an ongoing process, the equity analysts actively monitor earnings releases, company fundamentals, new developments and industry trends for any signs of possible impairment.

These factors typically require significant management judgment. The impairment review process has resulted for the six-month period ended June 30, 2005 in EUR 10 million of impairment charges for AEGON The Netherlands and EUR 4 million charges for AEGON USA, compared to EUR 1.5 million and nil, respectively, in the same period of 2004.

The composition of equities held by AEGON USA and AEGON The Netherlands, together accounting for 98% of AEGON’s total equity investments in an unrealized gain and loss status June 30, 2005 is presented in the table below:

Amounts in million EUR	Cost basis	Carrying value	Net unrealized gain (loss)	Carrying value of securities with unrealized gains	Unrealized gains	Carrying value of securities with unrealized losses	Unrealized losses
Equities	6,068	7,336	1,268	6,673	1,323	663	(55)

The composition of equities by industry sector in an unrealized loss position held by AEGON the Netherlands and AEGON USA at June 30, 2005 is presented in the table below.

Sector

Amounts in million EUR	Carrying value of equities with unrealized losses	Unrealized losses
Consumer Non-Cyclical	60	(2)
Consumer Cyclical	43	(3)
Service Non-Cyclical	11	(1)
Services Cyclical	43	(3)
Financials	117	(6)
Resources	5	(1)
Industries	52	(4)
Funds/Limited partnerships	208	(26)
Utilities	11	0
Information Technology & Communications	54	(6)
Transportation	1	0
Other	58	(3)

Total	663	(55)

The table below provides the unrealized loss on equities at June 30, 2005 broken down by the period of time they have been below cost.

Time Period

Amounts in million EUR	0-6 months	>6-12 months	>12 months	Total
Equities	(37)	(2)	(16)	(55)

As of June 30, 2005, there are EUR 1,323 million of gross unrealized gains and EUR 55 million of gross unrealized losses in the equity portfolio of AEGON. There are no securities held by AEGON The Netherlands and AEGON USA with an unrealized loss of more than EUR 5 million.

The table below provides the length of time the equities held by AEGON The Netherlands and AEGON USA were below cost prior to the sale and the respective realized loss for the six-month period ended June 30, 2005.

Time Period

Amounts in million EUR	0-6 months	>6-12 months	>12 months	Total
Equities	(10)	(7)	(2)	(19)

The realized loss of EUR 19 million includes an amount of EUR 5 million, relating to securities that were impaired during 2005 prior to their sale.

v.	Pension expense

As of January 1, 2005, AEGON adopted RJ 271 ‘employee benefits’ as part of it’s DAP accounting principles for all business units with the exception of the United States, which continues to apply FAS 87 as its primary accounting principle under DAP. AEGON has elected to adopt RJ 271 prospectively without adjusting the comparison year 2004. Therefore 2004 shareholders’ equity and net income is unchanged.

Post-employment benefits to AEGON employees are classified as either defined contribution plans or defined benefit plans. Under a defined contribution plan, an entity within the AEGON group pays fixed contributions to a fund or an insurance contract and has no obligation to pay further contributions if the fund or contract does not hold sufficient assets to pay employee benefits. Contributions to defined contribution plans are recognized as expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. All other post-employment benefit plans are defined benefit plans. The liabilities or assets recognized in the balance sheet in respect of defined benefit pension plans is the difference between the present value of the defined benefit obligation at the balance sheet date and the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. Plan assets are assets held by an entity that is legally separate from the AEGON group and are available to be used only to pay employee benefits, or insurance contracts issued by an insurer that is not a related party to the AEGON group. Insurance contracts or other assets that do not meet the definition of plan assets are treated as part of general account investments and investment return on these assets is reflected as investment income in the income statement.

At adoption of RJ 271 at January 1, 2005, the present value of projected benefit obligations and the fair value of plan assets are determined at that date and included in the balance sheet at January 1, 2005. All cumulative actuarial gains and losses, both realized and unrealized, are recognized as an asset (unrecognized transition liability) and amortized straight-line to income based on the expected average working life of the existing employees participating in the plan. The unrecognized transition liability amounts to EUR 467 million at June 30, 2005.

Subsequent to January 1, 2005, actuarial gains and losses arising after that date are deferred unless they fall outside a corridor. The corridor is the greater of 10% of the present value of the defined benefit obligation, before deducting plan assets, and 10% of the fair value of any plan assets. The amount that falls outside the corridor is amortized to income over the employees’ expected average remaining working lives.

US GAAP FAS 87 is applied to our United States pension plans. FAS 87 calculations require several assumptions, including future performance of financial markets, future composition of the work force and best estimates of long-term actuarial assumptions. The expected return on plan assets is calculated using a five-year moving average for the plan assets. In a period of market decline, such as recently experienced, this moving average is higher than the fair value of the assets. The difference between the expected return reflected in the income statements and the actual return on the assets in a certain year is deferred. Deferred gains or losses are amortized to the income statement applying a corridor approach. The corridor is defined as 10% of the greater of the moving average value of the plan assets or the projected benefit obligation. To the extent that the prepaid pension costs at the beginning of the year exceeds the moving average asset value less the pension benefit obligation by more than the 10% corridor, the excess is amortized over the employees’ average future years of service (approximately seven years). The assumptions are reviewed on an annual basis and changes are made for the following year, if required.

In calculating the pension expense for 2005 and 2004, AEGON USA used an expected long-term rate of return assumption on pension plan assets of 8.25%. For 2005 the discount rate was lowered from 6.25% to 5.75%. AEGON USA pension expense was USD 33 million higher for the first six months of 2005 compared to 2004 as a result of the assumption change and the decline in the moving average of the plan assets. Unless there is a significant recovery in the equity markets in the next few years, the pension expense is expected to continue to increase until the fair value of the plan assets equals or exceeds the moving average.

Pension plan contributions are not required for AEGON USA in 2005, but are required for the defined benefit plans of AEGON the Netherlands and AEGON UK.

2.3 Results of Operations — first six months 2005 compared to first six months 2004

i.	Summary

First six months

Amounts in million EUR	2005	2004	% change
Income by product segment
Traditional life	405	332	22
Fixed annuities	187	159	18
GICs and funding agreements	109	96	14
Life for account policyholders	85	174	(51)
Variable annuities	14	69	(80)
Fee business	59	40	48
Reinsurance	50	27	85

Total Life insurance	909	897	1
Accident and health insurance	175	154	14
General insurance	37	48	(23)
Result on the sale of the general insurance business in Spain	173	—

Total insurance activities	1,294	1,099	18

Banking activities	(4)	9
Interest charges and other	(232)	(219)	6

Income before realized gains and losses on shares and real estate	1,058	889	19
Realized gains and losses on shares and real estate	317	194	63

Income before tax	1,375	1,083	27
Corporation tax	(350)	(293)	19

Net income	1,025	790	30

This Form 6-K report includes a non-GAAP financial measure: Net income before realized gains and losses on shares and real estate. The reconciliation of this measure to the most comparable GAAP measure is shown below in accordance with Regulation G. AEGON believes the non-GAAP measure shown herein, together with the GAAP information, provides a meaningful measure for the investing public to evaluate AEGON’s business relative to the businesses of our peers.

First six months

Amounts in million EUR	2005	2004	% change
Net income before realized gains and losses on shares and real estate	770	633	22
Realized gains and losses on shares and real estate	317	194	63
Corporation tax on realized gains and losses on shares and real estate	(62)	(37)	68

Net income	1,025	790	30

First six months

Amounts in million EUR	2005	2004	% change
Income geographically
Americas	861	865	(0)
The Netherlands	417	280	49
United Kingdom	125	102	23
Other countries	204	55

Income before tax business units	1,607	1,302	23
Interest charges and other	(232)	(219)	6

Income before tax	1,375	1,083	27
Corporation tax	(350)	(293)	19

Net income	1,025	790	30

First six months 2005

Amounts in million EUR	Americas	The Netherlands	United Kingdom	Other Countries	Total
Total life insurance gross premiums	3,157	1,925	3,101	525	8,708
Accident and health insurance premiums	993	131		38	1,162
General insurance premiums		261		65	326

Total gross premiums	4,150	2,317	3,101	628	10,196
Investment income insurance activities	2,688	901	90	76	3,755
Fees and commissions	407	159	82	9	657
Income from banking activities	—	135			135

Total revenues business units	7,245	3,512	3,273	713	14,743
Income from other activities					87

Total revenues	7,245	3,512	3,273	713	14,830

Numbers of employees, including agents	14,075	6,092	4,466	2,519	27,152

Income before realized gains and losses on shares and real estate increased 19% to EUR 1,058 million in the first six months this year. The main factors affecting the results were improved product spreads, higher interest results and increased fee income as well as improved equity and credit markets, which were fully offset by additional provisioning for guarantees and for certain life and equity lease products.

AEGON reports strong increases in net income and net income per share for the first six months of 2005. Net income, which includes realized gains and losses on shares and real estate, amounted to EUR 1,025 million in the first six months of 2005 (2004: EUR 790 million). Net income per share amounted to EUR 0.62 in the first half of 2005. Net income per share was EUR 0.50 in the first half of 2004. The significant increase in both measures primarily reflects the gain on the sale of the general insurance business in Spain and the increase in realized gains and losses on shares and real estate, which can be volatile between reporting periods. Management therefore believes that net income before realized gains and losses on shares and real estate is a valuable indicator of AEGON’s financial performance.

Net income before realized gains and losses on shares and real estate increased 22% to EUR 770 million for the first six months of 2005. The increase reflects the contribution from the sale of the general insurance business in Spain, partly offset by a lower result in the Netherlands, primarily due to additional provisions for guarantees and certain life and equity lease products. The sale of the general insurance business early this year distorts comparison of net income in the first six months of this year with the same period of the prior year.

Realized gains on shares and real estate in the first six months of 2005 amounted to EUR 317 million on a pretax basis (EUR 255 million net of tax), compared to a net realized loss of EUR 194 million (EUR 157 million net of tax) in the first six months of 2004. At June 30, 2005, the revaluation reserve, comprising of unrealized gains and losses on shares and real estate, amounted to EUR 1,554 million compared to EUR 1,448 million at year-end 2004.

Total revenue generating investments rose 11% during the first six months of 2005 from EUR 296 billion at year-end 2004 to EUR 329 billion at June 30, 2005.

ii.	Americas (includes AEGON USA and AEGON Canada)

First six months

	Amounts in million USD			Amounts in million EUR
	2005	2004	% change	2005	2004	% change
Income by product segment
Traditional life	307	298	3	239	243	(2)
Fixed annuities	241	195	24	187	159	18
Institutional guaranteed products	141	118	19	109	96	14
Life for account of policyholders	58	48	21	45	39	16
Variable annuities	18	85	(79)	14	69	(80)
Fee business	51	13		40	11
Reinsurance	64	33	94	50	27	85

Life insurance	880	790	11	684	644	6
Accident and health insurance	185	168	10	144	137	5

Income before realized gains and losses on shares and real estate	1,065	958	11	828	781	6
Realized gains and losses on shares and real estate	42	103	(59)	33	84	(61)

Income before tax	1,107	1,061	4	861	865	(0)
Corporation tax	(355)	(330)	8	(276)	(269)	3

Net income	752	731	3	585	596	(2)

Income before realized gains and losses on shares and real estate

For the first six months of 2005, income before realized gains and losses on shares and real estate increased 11% to USD 1,065 million, while net income, which includes realized gains and losses on shares and real estate, increased 3% to USD 752 million compared to the same period in 2004.

The 2005 six months results have benefited primarily from lower credit default losses and an improvement in overall spreads. Additions to the asset default provision were USD 1 million, which reflect a recovery of USD 65 million from litigation, compared to USD 138 million for the first six months of 2004. These positive effects were partially offset by the lower contribution from variable annuities due to increases in the provions for guarantees and higher employee pension plan cost of USD 33 million.

Traditional Life / Account of policyholders

Traditional life income before realized gains and losses on shares and real estate of USD 307 million increased USD 9 million or 3% compared to the results for the first half of 2004. A lower default provision provided USD 19 million of increased income. Excluding the impact of defaults income before realized gains and losses on shares and real estate decreased USD 10 million. The decrease was primarily due to USD 18 million of higher mortality claims in the first half of 2005 relative to the first half of 2004, partially offset by higher product spreads and growth of the in force business.

Life for account of policyholders income before realized gains and losses on shares and real estate of USD 58 million increased USD 10 million or 21% compared to the results for the first half of 2004. The increase is primarily the result of growth of the in force business during 2004 and a positive DAC adjustment in the BOLI/COLI business in the first quarter of 2005.

Fixed annuities

Fixed annuity income before realized gains and losses on shares and real estate of USD 241 million increased USD 46 million or 24% compared to the results for the first half of 2004. A lower default provision provided USD 25 million of the increased income. The remaining increase is primarily due to a negative one-time reserve adjustment in 2004, favorable mortality on immediate payout annuities, and continued favorable persistency, partially offset by higher pension expense.

Institutional guaranteed products

Institutional guaranteed products income before realized gains and losses on shares and real estate of USD 141 million increased USD 23 million or 19% compared to the results for the first half of 2004. A lower default provision provided USD 70 million of increased income. Excluding default provision there is a decrease, which includes USD 16 million from the one-time positive effect in 2004 related to the performance of a portfolio of loans and USD 6 million of higher pension expense in 2005. The remaining decrease is due primarily to lower investment spreads due to rising short-term interest rates. The institutional product line swaps most assets to a six month Libor rate and liabilities to a one month Libor rate. The one month Libor interest rate has increased more than the six month Libor rate in the past year causing a decline in the interest rate spread earned on these products.

Variable annuities

Variable annuity income before realized gains and losses on shares and real estate of USD 18 million decreased USD 67 million or 79% compared to the results for the first half of 2004. Non recurring adjustments negatively impacted DPAC and GMB reserves by USD 25 million and USD 14 million, respectively, in the first half of 2005 and a change in estimate of the lapse assumption used in the calculation of the maturity and death benefit liabilities resulted in a USD 39 million increase to the technical provisions. These negative items were partially offset by reduced expense over runs and higher fees from growth in assets under management due to continued favorable persistency and strong equity market growth in 2004 and by a lower default provision.

Fee business

Fee – off balance sheet products income before realized gains and losses on shares and real estate of USD 51 million, increased USD 38 million compared to the results for the first half of 2004. The first half of 2005 includes a USD 20 million one-time accrual release from a long-term deferred compensation plan once conditions for payment from the plan were not fulfilled during 2005, while 2004 included higher expense accruals and marketing costs of about USD 11 million. The remaining increase reflects higher fees from growth in assets from the strong recent equity market performance.

Reinsurance

Reinsurance income before realized gains and losses on shares and real estate of USD 64 million increased USD 31 million or 94% compared to the results for the first half of 2004. A lower default provision provided USD 7 million of the increased income. The 2005 income includes a USD 18 million positive VOBA adjustment to reflect the extension of a recapture provision in a fixed annuity reinsurance treaty and assumption refinement in retro-ceded life business, plus USD 11 million related to retrocession recoveries. These items were partially offset in 2005 by a charge of USD 10 million related to disability reserves on International business and a USD 9 million charge related to a minimum guarantee reserve on an assumed total return pass through annuity with a cumulative minimum guarantee. In 2004 a positive USD 12 million market adjustment was recorded related to the GMWB product prior to implementation of a hedging strategy in the second quarter of 2004 to dampen future volatility from interest rate movements. The remaining increase in operating earnings is primarily due to improved mortality relative to a poor second quarter in 2004 and growth of the in force business.

Accident and Health Business

Accident and health income before realized gains and losses on shares and real estate of USD 185 million increased USD 17 million or 10% compared to the results for the first half of 2004. Favorable lapse and claim experience from the Long Term Care business caused an increase to earnings of USD 12 million while unfavorable claims experience reduced earnings by USD 14 million in the discontinued cancer blocks. The remaining increase in earnings is primarily due to additional refinements of expense accruals and best estimate reserve assumptions in the first quarter of 2005.

Net income

Net income, which includes realized gains and losses on shares and real estate, increased 3% to USD 752 million compared to USD 731 million in 2004. In the first half of 2005, realized gains and losses on shares and real estate were USD 42 million (net of USD 0 million DAC adjustment) compared to USD 103 million (net of USD 10 million DAC adjustment) in 2004.

The effective tax rate was 32% for the first half of 2005 compared to 31% for the first half of 2004. The higher effective tax rate results from the favorable resolution of certain tax issues with the IRS in the second quarter of 2004.

Revenues

Revenues of USD 9,316 million increased 6% in 2005 compared to 2004. Life insurance gross premiums of USD 4,060 million increased 8%, accident and health insurance premiums of USD 1,277 million were about level, investment income of USD 3,456 million increased 6%, and fees and commissions of USD 523 million increased 4%.

Life general account single premiums of USD 414 million decreased 33% in 2005 due to higher BOLI/COLI premium in 2004, while life general account recurring premiums of USD 2,713 million increased 12%.

Life for account of policyholders single premiums of USD 345 million were up USD 277 million due to premium from a new BOLI/COLI case in the first quarter of 2005. BOLI/COLI sales tend to occur in large amounts but not on a regular or predictable basis. Life for account of policyholders recurring premiums of USD 588 million were down 8%.

Accident and health premiums of USD 1,277 million were about level with those in 2004 due to increased sales through sponsored programs along with rate increases on certain health products. The discontinuance of new sales of long-term care policies announced in mid 2004 has reduced the growth in premiums.

Investment income was 6% higher in 2005 compared to that of 2004. Portfolio growth due to general account sales was partially offset by the declining portfolio yields as maturing investments are replaced with lower yielding assets.

Invested assets totaled USD 125 billion and are about at the same level as year end 2004. Lower than average portfolio turnover as well as lower than average cash flows (excluding portfolio earnings) have kept the fixed rate asset yield stable. An increase in floating rates has had a positive impact on overall weighted bond book yields.

Asset impairments continue to run well below long term expected rates. Actual net credit losses were USD 1 million for the first half of 2005 compared to USD 138 million in the first half of 2004. Significant credit losses in 2005 include: USD 39 million of aircraft and carrier related investments (including USD 15 million related to Aircraft Finance Trust , USD 13 million related to Delta, and USD 9 million related to Pegasus); USD 14 million for various ABS, CDO and MBS investments (including USD 11 million related to MKP Capital CBO); USD 8 million for UniBoring, USD 7 million for Winn Dixie, USD 6 million for Penda, and USD 6 million for various other investments (under USD 5 million each). There were also USD 5 million in net losses from disposal of securities. Certain investments written down in previous years have partially recovered and were written back up by USD 18 million to reflect their current recoverable value. Recoveries from litigation were USD 65 million. The airline and auto industries continue to be closely scrutinized. While their fundamentals have begun to improve over the past six to nine months, the airline industry continues to be closely scrutinized. The auto industry has also been brought into the spotlight, due primarily to the high costs of labor and a decline in demand for mid-size cars and larger SUVs. The net book value of bonds on the watch and default lists at June 30, 2005 total USD 948 million and the current gross unrealized loss related to these assets is USD 135 million. The bond and mortgage default reserve of USD 277 million remains unchanged from year-end. The watch and default list for mortgage loans total USD 287 million, which is net of USD 7 million of reserves.

The increase in fees and commission revenues is primarily attributable to increased investment management fees earned as a result of higher asset balances. Fees were lower on certain membership products as direct marketing sales declined throughout 2004 due to FCC and FTC regulations including the national “Do not call” list.

Commissions and expenses

Commissions and expenses include commissions, operating expenses and the net change in policy acquisition costs. Commissions and operating expenses of USD 2,156 million increased 3% in 2005 compared to 2004. Commissions increased in 2005 compared to 2004, primarily due to a higher amount of single premium revenue. Net DAC capitalized increased due to higher first year premiums and single premiums. Operating expenses of USD 928 million increased USD 39 million, or 4%, primarily due to higher pension expenses.

Production

Total Life production (standardized new premium) increased 13% to USD 598 million. Retail standardized production of USD 399 million was about equal to last year as continued strong traditional and UL sales in the Agency channel were offset by lower Bank channel sales. BOLI/COLI standardized production of USD 62 million was USD 14 million or 29% higher than last year as a result of a large single premium life for account of policyholder case in the first quarter of 2005. Reinsurance standardized production of USD 137 million was USD 48 million or 54% higher than last year due to very strong international and domestic sales.

Deposits into fixed and variable annuity contracts and institutional spread based products (GICs and funding agreements) were recorded directly to the balance sheet as a deposit liability and not reported in revenues.

Fixed annuity deposits of USD 1,025 million decreased 38% in 2005 compared to 2004. Fixed annuity sales declined due to the current low interest rate environment, competition from bank certificates of deposits since short rates have risen substantially, and AEGON’s commitment to write profitable business with acceptable risk profiles. In response to the low interest rate environment, during 2003 and 2004 new products were introduced with a lower guaranteed annual interest rate. Withdrawals from existing contracts are above last year’s level but are still at historically low levels, reflecting the relatively low new money interest rates available on new policies.

Institutional guaranteed product production, excluding Transamerica Finance Corporation (TAFCO) program funding, were USD 5.5 billion, an increase of 14% compared to 2004. Higher sales were primarily in traditional GIC products. Minimum pricing hurdles were lowered to 11% for all business during 2004. The tight credit spreads continue to negatively impact sales in 2004 and 2005 as disciplined pricing is followed to achieve returns. The balance of GIC and funding agreements at June 30, 2005 consists of USD 30.5 billion general account and USD 1.9 billion separate account. The combined balances have increased 5% over the past year.

Variable annuity deposits of USD 3.0 billion increased 2% compared to 2004. Increased sales have occurred from wirehouses and financial planners as well as agency and direct distribution while decreases have occurred in the banking channel as banks promote more of their own products. A new product “5 for Life” was introduced in the fourth quarter of 2004 and has been favorably received. The balances of variable annuities have increased 2% to USD 44.7 billion over the past year.

Off-balance sheet products include managed assets such as mutual funds, collective investment trusts and synthetic GICs. Off-balance sheet production was USD 9.3 billion, a 2% increase compared to 2004. Mutual fund sales of USD 5.9 billion for 2005 increased slightly over 2004, benefiting from the expanded marketing relationships with wire house networks. Synthetic GIC sales of USD 3.3 billion in 2005 were 4% above 2004. Off-balance sheet assets have increased 10% over the past year and now total USD 76.3 billion.

iii.	The Netherlands

First six months

Amounts in million EUR	2005	2004	% change
Income by product segment
Traditional life	154	84	83
Life for account of policyholders	(82)	25
Fee business	15	22	(32)

Life insurance	87	131	(34)
Accident and health insurance	29	13	123
General insurance	22	22	0

Insurance income	138	166	17
Banking activities	(4)	9

Income before realized gains and losses on shares and real estate	134	175	(23)
Realized gains and losses on shares and real estate	283	105	170

Income before tax	417	280	49
Corporation tax	(88)	(45)	96

Net income	329	235	40

Income before realized gains and losses on shares and real estate

Income before realized gains and losses on shares and real estate totaled EUR 134 million during the first six months of 2005, a 23% decrease from 2004. Despite improvements related primarily to interest rate spread and lower DPAC amortization charges, additional provisioning decreased earnings. Additional provisions for guarantees reflecting adjustments to assumptions for interest rates amounted to EUR 71 million and additional provisions for improvements to certain life products (“spaarkas”) amounting to EUR 41 million were made. Compared to the first six months of last year, additional provisions for equity lease products amounted to EUR 9 million in the first six months of 2005.

Traditional / Account of policyholders

For the first six months of 2005, Traditional Life income before realized gains and losses on shares and real estate increased by 83% to EUR 154 million. This reflects the interest income generated on asset liability management swaps as well as lower amortization of DPAC than in 2004.

Life for account of policyholders income before realized gains and losses on shares and real estate amounted to EUR 82 million loss, compared to a profit of EUR 25 million in the first six months of 2004. The decrease is largely due to additional provisions for guarantees, the addition to the provision for improvements related to “spaarkas” life insurance products, partly offset by the improved performance of equity investments, improved interest results and lower DPAC amortization charges.

The additional provisions for guarantees on the unit-linked business and group pension contracts amounted to EUR 71 million in the first half of 2005, the largest part of which relates to the unit-linked business and reflects the effect of adjustments to interest rate assumptions following the strong decline in market rates.

Fee business

Income on fee business before realized gains and losses on shares and real estate showed a decline compared to the first six months of 2004, with a 32% decrease to EUR 15 million. This mainly reflects higher personnel costs at the distribution units.

Accident & Health / General Insurance

Accident and health income before realized gains and losses on shares and real estate was EUR 29 million, a 123% increase compared to the first six months of 2004. Disability products and sick leave coverage generated improved results due to strong production and favorable claims experience. General insurance reported a similar result for the first six months of 2005 with EUR 22 million. In particular Fire continued to perform well, with low claims experience and low lapse rates, while Motor results also improved.

Banking

Income from banking activities before realized gains and losses on shares and real estate decreased to a EUR 4 million loss, down from EUR 9 million profit in the same period last year. In consideration of the ‘Duisenberg’ formula AEGON added EUR 9 million to its provisions.

Realized gains on shares and real estate

On a pre-tax basis, realized gains on shares and real estate amounted to EUR 283 million during the first six months of 2005, an increase of 170% compared to the same period in 2004. Gains were realized on sales of both real estate and various interests in shares and investment funds.

Net income

Net income, which includes realized gains and losses on shares and real estate, increased to EUR 329 million, compared with net income of EUR 235 million in the same period last year.

The effective tax rate on operating income is 27% (first half of 2004: 23%), primarily as a consequence of the participation exemption. The effective rate on realized gains and losses is 16% (first six months 2004: 5%) as a consequence of the effect of the participation exemption on capital gains.

Revenues

Premiums earned in the first half of 2005 amounted to EUR 2,317 million, an increase of 4% compared to last year. Recurring premiums decreased by EUR 103 million (8%) reflecting the difficult market conditions in 2005. Single premium income increased by EUR 186 million (36%) as a result of several large new contracts in the group pension segment despite lagging production due to a more disciplined pricing of new business.

Life General account

Recurring premium from Life General account increased by EUR 1 million (1%) to EUR 361 million. Single premium is 31% lower than prior year, primarily as a consequence of a lack of acquisitions in the group pensions market and fierce price competition.

Life for account of policyholders

Recurring premium decreased to EUR 866 million, a drop of 11% reflecting the difficult market in 2005. Single premium increased to EUR 492 million, 128% higher than in 2004, as a consequence of two large new group pension contracts in the first quarter of 2005.

Accident & Health

Accident and health premiums increased 6% compared to the first six months of 2004 to EUR 131 million. The increase in premium income reflects growth of the in-force portfolio following the strong production in 2004, created by the withdrawal of the government from the sick leave and disability for self employed markets.

General Insurance

General Insurance premiums for the first six months of 2005 amount to EUR 261 million which is at the same level as in 2004.

Investment income

Investment income insurance activities is comprised of two elements: direct investment income of EUR 619 million and gains realized on shares and real estate amounting to EUR 283 million.

Total direct investment income for the first half year amounting to EUR 754 million (2004: EUR 635 million) was generated by:

•	the insurance business through equity investments carried at fair value, the interest income generated on ALM swaps and growth as a result of portfolio growth: EUR 619 million (2004: EUR 494 million)

•	and the banking business where the decrease of EUR 6 million from EUR 141 million to EUR 135 million is a result of the lower yield curve.

In total this is 23% better than in the same period in 2004.

Lapses

Lapses have risen following a period of decline and stabilization in 2004 based on a program of focus on customer retention. There have been no lapses in Pensions in 2005 but the lapse rate Individual Life has increased to 4.2% which although lower than the year-to-date lapse rate in 2004 marks an end to the decreasing trend. Lapse rates at Bank have increased from 2.7% to 5.1%. A negative change in the number of cancellations within Non Life has also been noted.

Accelerated DPAC amortization in 2004 has caused that DPAC amortization is 2005 is EUR 32 million lower than in the first six months of 2004.

Commissions and expenses

Commissions and expenses of EUR 544 million were almost equal in the first six months 2005 compared to the same period in 2004. Operating expenses, including the contribution for post-retirement employee benefits, increased 11% to EUR 350 million. Commissions increased to EUR 165 million, compared to EUR 161 million in the same period last year.

Production

Production levels in 2005 are varied. Overall standardized new life production showed a modest increase of 6% to EUR 125 million compared to the first six months of 2004 as a result of the improved production in the single premium Life segment. Off balance production has also improved. All other segments have seen a deterioration in production levels.

Life General account / Account of policyholders

Recurring premium production continues to lag behind prior years. The downward trend of recent years continues as consumers are disinclined to commit themselves for lengthy periods of time. The present economic uncertainty, combined with the uncertainty of fiscal treatment are the main reasons for lagging production levels.

Group pension business has performed well in the first quarter when a number of large contracts were closed. Individual life production continued to be challenging during the first half of the year, with lower mortgage related production and a decline in single premium production due to lower immediate annuity sales as result of disciplined pricing.

Accident & Health

Production shows a sharp decline compared to the first six months of 2004. In the period through June 2005 Accident & Health production of EUR 6.3 million was recorded, compared to EUR 11.1 million in 2004. In 2004 a spike in performance was noted due to increased demand for Corporate Sick Leave products following changes to government regulations.

General Insurance

This sector shows a stable production compared to the prior year period.

Banking

Savings account balances amounted to EUR 5.5 billion, unchanged from year-end 2004. New deposits amounted to EUR 1.5 billion, a decrease of 8% compared to the first six months of 2004.

Off balance sheet

Off balance sheet production increased 20% to EUR 495 million, reflecting growth in asset-only group pension contracts in the first quarter.

iv.	United Kingdom

First six months

	Amounts in million GBP			Amounts in million EUR
	2005	2004	% change	2005	2004	% change
Income by product segment
Traditional life	1	(4)		2	(7)
Life for account of policyholders	83	72	15	121	107	13
Fee business	2	1	100	3	2	50

Income before realized gains and losses on shares and real estate	86	69	25	126	102	24
Realized gains and losses on shares and real estate	0	0		(1)	0

Income before tax	86	69	25	125	102	23
Corporation tax	(24)	(20)	20	(35)	(29)	21

Net income	62	49	27	90	73	23

Income before realized gains and losses on shares and real estate

Income before realized gains and losses on shares and real estate of GBP 86 million in 2005 increased 25% compared to 2004. The increase primarily reflects the positive effect of the higher equity and bond markets on policy fee income. In particular the FTSE level was an average 11% higher in the first half of 2005 than the first half of 2004. Other positive factors include cost savings and higher mortality / morbidity results in annuity and term business. The comparable period in 2004 included a GBP 5 million restructuring charge.

Traditional Life

The income before realized gains and losses on shares and real estate in the Traditional life product segment was GBP 1 million in 2005 compared to a loss of GBP 4 million in 2004. This reflects higher profits on annuity and term business on the back of improved mortality / morbidity results, while the first half of 2004 included a GBP 5 million restructuring charge.

Life for account of policyholders

Income before realized gains and losses on shares and real estate in the Life for account of policyholder product segment was GBP 83 million for 2005 an increase of 15% compared to 2004. This mainly reflects the impact of the higher equity and bond market on policyholder fee income.

Fee business

The income before realized gains and losses on shares and real estate in the Fee business product segment was GBP 2 million in 2005 compared to GBP 1 million in 2004. The main reason for the increase is higher asset management profits due primarily to the higher equity and bond markets.

Net income

Net income for 2005 of GBP 62 million increased 27% compared to 2004. The effective tax rate of approximately 28% is in line with 2004.

Revenues

Revenues of GBP 2,241 million are up 7% from 2004. The increase in fee and commission revenues of 51% to GBP 56 million is due to growth in income from AEGON UK’s distribution companies. Positive Solutions had a strong first six months with a marked increase in average RI (Registered Individual) productivity. In the period, Origen, entered into a partnership with Resolution Life Group (now part of Britannic) to provide financial advice to those of their three million policyholders who want our advice.

Commissions and expenses

Commission and expenses increased 11% to GBP 228 million. This reflects lower operating expenses, offset by the growth in the distribution businesses and higher pension expenses following a change in Dutch Accounting Principles for pensions in 2005.

Production

Standardized new life production decreased 4% compared to the first six months of 2004, mainly reflecting certain pricing and other changes made throughout 2004 in the core pensions markets. AEGON UK has further reduced commission on both group pensions in early 2005 and individual pensions business in late 2004. Since then, most competitors have reduced commissions on regular premium pension contracts, although differences in the timing and implementation of these cuts will influence the market in the short term. Standardized new life production in the second quarter increased 13% compared to the second quarter of 2004 and 23% compared to the first quarter of 2005. AEGON UK has achieved solid growth in non pension products, especially onshore bonds and group risk, which continues to diversify the mix of the product portfolio.

v.	Other Countries

First six months

Amounts in million EUR	2005	2004	% change
Income by product segment
Traditional life	10	12	(17)
Life for account of policyholders	1	3
Fee business	1	5

Life insurance	12	20	(40)
Accident and health insurance	2	4	(50)
General insurance	15	26	(42)
Result on the sale of the general insurance business in Spain	173	—

Income before realized gains and losses on shares and real estate	202	50
Realized gains and losses on shares and real estate	2	5	(60)

Income before tax	204	55
Corporation tax	(27)	(14)	93

Net income	177	41

Weighted average exchange rates for the currencies of the countries included in Other Countries segment, and which do not report in euro, are summarized in the table below:

	2005	2004
Hungarian Forint (HUF)	247.41	256.17

New Taiwan Dollar (NTD)	40.43	40.76

Slovakian Koruna (SKK)	38.75	39.88

Czech Koruna (CZK)	30.11	N.A.

Rin Min Bi Yuan (CNY)	10.75	10.06

Please note that the Other Countries segment is accounted for in our financial statements in euros, but the operating results for the individual country units within Other Countries are accounted for in, and are discussed below in terms of local currencies of those country units.

General

Income before realized gains and losses in the first six months of 2005 amounted to EUR 202 million, an EUR 152 million increase compared to the EUR 50 million achieved in the comparable period in 2004. The increase was largely driven by the result on the sale of the general insurance activities in Spain, partly offset by lower general insurance results due to this sale and higher start-up losses due to the new venture in the Czech Republic and the start of a pension fund business in Slovakia.

In China, AEGON-CNOOC completed its Beijing branch registration on April 1, 2005. Since launching AEGON-CNOOC’s headquarters in Shanghai in May 2003, Beijing is the first branch office in China. In addition, on June 7, 2005 AEGON-CNOOC announced that it received a license from the regulatory authorities to start life insurance activities in Nanjing. This license makes AEGON-CNOOC an early foreign entrant into the Nanjing insurance market and the province of Jiangsu, one of the fastest growing and most developed provinces of China.

Hungary

Income before realized gains and losses on shares and real estate. Income before realized gains and losses amounted to HUF 9.8 billion for the first six months of 2005. The result of the Traditional life product segment is lower than in the same period in 2004, because of the lower number of cancelled “old life policies”, which resulted in a smaller release of the additional reserve.

The result of life for account of policyholders is higher than in last year’s corresponding period, due to favorable mortality and an increased surrender profit.

The result of the fee business is 29% higher than in last year, owing to the increased level of pension funds managed by AEGON Hungary. The fee income is also higher, as the business is growing.

General insurance results more than doubled, mainly due to very favorable changes in the claims ratio in the Fire line of business and growth of the car insurance portfolio.

Revenues. Recurring life premium income amounted to HUF 18.8 billion and grew by 3% compared to the first six months of 2004, influenced by lower sales and high surrenders. Single life premium was HUF 0.5 billion higher compared to 2004. Non-life premium income of HUF 16.1 billion was 13% higher than last year, mainly as a result of the successful car insurance sales.

Investment revenues (HUF 8.8 billion) have been lower than last year as a result of significant dividend payments and decreasing market interest rates.

Significant volume of transferred assets and increase in market value caused by lower interest rates resulted in a HUF 41 billion increase in the managed assets.

Commissions and expenses. Operating expenses were level with last year.

Production. New standardized life production declined 20% to HUF 2 billion, compensated by growth of the pension fund management business.

Spain

Income before realized gains and losses on shares and real estate. AEGON Spain reported income before tax of EUR 174 million for the first six months of 2005, compared to a profit of EUR 24 million in the first six months of 2004. The result of Life, EUR (1) million, decreased by EUR 2 million compared to the same period of 2004. The result of Non Life showed a profit of EUR 175 million and includes the result of the sale of the General insurance business in Spain amounting to EUR 173 million.

Net Income. Net Income of EUR 154 million for the first six months of 2005 includes EUR 148 million of the gain on the sale of the General insurance business in Spain. The tax rate on the result of the sale of General Insurance Company is 14%, lower than the statutory tax rate of 35%, taking into account a reinvestment deduction (20%) allowed by the Spanish tax regulations.

Revenues. Total revenues of EUR 116 million for the first six months of 2005 decreased by 55% compared to the same period of 2004, due to the sale of General Insurance.

Life Premiums increased by 6%, split in a decrease by 6% of Traditional Life products and an increase by 46% of Unit Linked products. Life recurring premiums increased by 1% and single premiums increased by 25%.

Health premiums increased by 7% with respect to the figures of the first six months of 2004.

Commissions and expenses. Expenses of the remaining businesses increased by EUR 3 million due to indemnity payments and higher stock appreciation rights and pension expenses.

Production. Life production on a standardized basis decreased by 39% primarily due to the cancellation of a collaboration agreement with an important agent and the slow down of production from General Insurance Agents as a consequence of news of the sale of the company.

Taiwan

Income before realized gains and losses on shares and real estate. Income before realized gains and losses amounted to NTD 52 million for the first half of 2005, compared to a NTD 25 million loss in 2004, mainly resulting from strong production and lower benefits to policyholders. Realized gains on shares were NTD 11 million in 2005 compared to NTD 31 million in 2004.

Revenues. Total gross premiums increased 115% to NTD 15,427 million for the first six months of 2005 from the NTD 7,178 million reported for the same period of 2004, mainly due to growth in new business of recurring traditional life.

Investment income rose by 107% to NTD 907 million in the first six months of 2005 compared to NTD 438 million over the same period last year, mainly due to an increase in the asset base. Investment assets increased from NTD 29 billion as of June 30, 2004 to NTD 54 billion as of June 30, 2005.

Commissions and expenses. Total commissions and operating expenses increased from NTD 1,414 million in the first six months of 2004 to NTD 1,742 million in the first six months of 2005. The increase in commissions is coming from high new business production. Operating expenses increased by 42%. Approximately 8% is due to higher salaries and other personnel costs which is in line with the increase in number of employees. Most of the increase comes from higher premium tax.

Production. New life production in the first six months of 2005 increased 217% compared to the same period in 2004 to NTD 10.7 billion. Most of the new business growth was derived from the brokerage and bank channels. Production in the second quarter was exceptionally high as sales increased sharply before commissions on certain whole life products were decreased. The adjustment follows revised reserving requirements mandated by the regulator that apply retroactively as of the beginning of 2005.

vi.	Liquidity and capital resources

Capital management

The AEGON Group conducts its capital management processes at various levels in the organization. The main goal of AEGON’s capital management is to manage the capital adequacy of its operating companies to high standards within leverage tolerances consistent with strong capitalization.

AEGON continues to embed advanced risk management techniques in its capital management framework aimed at achieving further efficiencies in capital management while sharing best risk management practices and improving consistency in internal risk reporting. AEGON expects this trend to continue with the ongoing international development and advancement of risk management techniques. AEGON closely monitors regulatory developments, in particular Solvency II, which allows advanced internal risk management models as a basis for capital requirements.

Capital adequacy

AEGON manages capital adequacy at the level of its country units and their operating companies. AEGON seeks to maintain its internal capital adequacy levels at the higher of local regulatory requirements, 165% of the relevant local Standard & Poor’s capital adequacy models or internally imposed requirements. During 2005, the capital adequacy of AEGON’s operating units continued to be very strong.

AEGON applies leverage tolerances to its capital base. The capital base reflects the capital employed in core activities and consists of shareholders’ equity, capital securities and dated subordinated and senior debt. AEGON has managed its capital base to comprise at least 70% shareholders’ equity, at least 5% capital securities, and a maximum of 25% dated subordinated and senior debt. In the future, AEGON’s capital base may be subject to regulatory requirements arising out of current legislation drafted by the Dutch Government. Under IFRS accounting rules, the composition of reported equity is subject to higher volatility. AEGON will monitor the development of its capital ratios under IFRS, and review the definitions to remain consistent with historical tolerances, if necessary, in an effort to ensure continued strong capitalization.

At June 30, 2005, AEGON’s leverage was within these prescribed tolerances: equity capital represented 74% of its total capital base, while perpetual capital securities comprised 16% of its total capital base. Other capital securities comprised 2% of the capital base, while senior debt related to insurance activities and subordinated loans accounted for the remaining 8%. In the first half of 2005, AEGON N.V. issued USD 1 billion of Junior Perpetual Capital Securities to refinance maturing debt and strengthen its capital base. In June 2005, the coupon of a perpetual capital security of NLG 250 million (EUR 113 million) was reset at 4.15% until the next call / reset date in 10 years time. Senior debt related to insurance activities decreased during the first half year of 2005 mainly due to distributions received from business units and the proceeds from the issue of junior perpetual capital securities. This, combined with the increase in shareholders’ equity, resulted into an increase in the Shareholders’-Equity-To-Total-Capital ratio from 72% to 74%.

Shareholders’ Equity

Shareholders’ equity was EUR 16,780 million at June 30, 2005, compared to EUR 14,413 million at December 31, 2004. The increase of EUR 2,367 million is largely due to net income of EUR 1,025 million, the positive currency exchange rate difference of EUR 1,336 million and an increase of the revaluation account of EUR 106 million, partly offset by a dividend on preferred shares and a common dividend paid of EUR 169 million.

Debt funding and liquidity

AEGON’s funding strategy continues to be based on assuring excellent access to international capital markets at low costs. As part of this strategy, AEGON aims to offer institutionally targeted debt securities in amounts that are eligible for benchmark inclusion and supports maintenance of liquid secondary markets in these securities. AEGON also aims to maintain excellent access to retail investors, as witnessed by the successful issuance of the Junior Perpetual Capital Securities. AEGON’s focus on the fixed income investor base will continue to be supported by an active investor relations program to keep investors well informed on AEGON’s strategy and results.

Most of AEGON’s external debt is issued by the parent company, AEGON N.V., as well as two companies whose securities are guaranteed by AEGON N.V. AEGON N.V. has regular access to the capital markets through private placements issued under its USD 6 billion Euro Medium Term Notes Program and under a separate US shelf registration. AEGON’s USD 2 billion Euro Commercial Paper Program and AEGON Funding Corp.’s USD 4.5 billion Euro Commercial Paper Program (guaranteed by AEGON N.V.) facilitate access to international and domestic money markets, when required. Additionally, AEGON N.V. utilizes a USD 300 million Euro Commercial Paper Program. At June 30, 2005, AEGON N.V. had EUR 2.0 billion outstanding under its Medium Term Notes Program and no amounts outstanding under its Commercial Paper Programs.

Operating leverage is not part of the capital base. At June 30, 2005, operating leverage remained stable at EUR 1.0 billion (December 31, 2004: EUR 1.0 billion). Operating debt primarily constitues EUR 575 million ten and fifteen year fixed-rate notes to finance collateral reserve relief for the AEGON USA reinsurance business, as alternatives to current letter of credit requirements. The remaining operating debt activities primarily relate to the financing of TFC and its subsidiaries.

AEGON maintains back-up credit facilities to support outstanding amounts under its Commercial Paper programs. Its committed credit facilities, provided by banks with strong credit quality, exceed USD 3 billion at June 30, 2005. AEGON also has additional credit lines supporting its insurance businesses. Effective September 19, 2005, AEGON concluded a five year combined Letter of Credit and revolving credit facility of USD 5 billion with a consortium of banks. The facility consists of a tranche up to USD 2 billion of Letter of Credits, largely to support both our US reinsurance and direct insurance businesses, and a tranche up to USD 3 billion for general corporate purposes (including backup of AEGON’s commercial paper programs). The new facility refinances part of AEGON N.V.’s current bilateral letter of credit and revolving credit facilities and will be used for general corporate purposes. AEGON has an option to extend the facility with an additional two years.

Internal sources of liquidity include distributions from operating subsidiaries on the basis of excess capital or cash and cash equivalents. The holding companies received an interim dividend from AEGON USA of approximately USD 600 million during the first half of 2005. Internal dividends may be subject to (local) regulatory requirements. Each business unit further manages its liquidity through closely managing the liquidity of its investment portfolio. AEGON’s business units frequently monitor their expected short-term and long-term liquidity under various stress scenarios. AEGON’s liquidity has also improved substantially due to the issuance of the junior perpetual capital securities. AEGON believes its working capital and liquidity, backed by the external funding programs and facilities, is amply sufficient for the group’s forecasted short-term and long-term cash requirements.

The duration profile of AEGON’s capital debt and interest rate structure is managed in line with the duration of surplus assets related to its investments in its subsidiaries, subject to liquidity needs, capital and other requirements. Of AEGON’s total capital debt at June 30, 2005, approximately EUR 0.5 billion matures within three years, EUR 0.1 billion between three and five years, and EUR 5.3 billion thereafter.

Ratings

During 2005, Standard and Poor’s maintained the credit ratings of AEGON N.V.’s at A+ with a stable outlook. Moody’s Investor Service maintained the senior debt rating of AEGON N.V. at A2 with a stable outlook. The current financial strength ratings for AEGON USA’s insurance companies are AA (very strong) with Standard & Poor’s and Aa3 (excellent) with Moody’s, in line with last year. The current financial strength ratings for Scottish Equitable is AA (very strong) with Standard & Poor’s and A1 with Moody’s, in line with last year. Both agencies have stable outlooks on the senior credit rating of AEGON N.V. and insurance financial strength ratings of AEGON subsidiaries.

vii.	Certain Effects of US GAAP

Net income of EUR 1,151 million was reported over the first six months of 2005 based on US GAAP, compared to a net income of EUR 461 million over the same period in 2004. The US GAAP net income reflects the same financial statement impacts that were previously described on a Dutch accounting basis.

See Item 1 note (3) of this report for a discussion of the main differences for net income and shareholders’ equity under Dutch accounting principles and US GAAP.

Application of Critical Accounting Policies – US GAAP

Reserve for Guaranteed Minimum Benefits and Amortization of Deferred Policy Acquisition Cost, including Value of Business Acquired

The application of these accounting policies is discussed in “– Application of Critical Accounting Policies – Dutch Accounting Principles”. The primary difference in applying these accounting principles for US GAAP accounting purposes is that for the flexible premium insurance products and investment contracts in the Netherlands and the United Kingdom, an annual unlocking as described for the Americas is performed and the reserves in the United Kingdom are adjusted to equal the contract holder balance.

Impairment of debt securities

US GAAP does not provide for a default reserve but rather requires all realized losses including impairments to be recognized in the income statement. The same monitoring practices and evaluation process as described in “-Application of Critical Accounting Principles—Dutch Accounting Principles” is followed. The practices described are those followed by AEGON USA, as 96% of the unrealized loss exposure is in the U.S. portfolio.

If it is probable that the investor will be unable to collect all amounts due according to the contractual terms of a debt security not impaired at acquisition, an other-than-temporary-impairment (OTTI) shall be considered to have occurred. If the decline in fair value is judged to be OTTI, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings (that is, accounted for as a realized loss). Fair value is first based on quoted market prices in an active or less active market. If this approach is not applicable, the fair value is modeled by evaluating such factors as liquidity, capital structure issues, cash flow generating capability, and conservative expectations as to future results. The fair value also incorporates independent third party valuation analysis.

Pension expense

Under Dutch accounting principles, SFAS No. 87 as described in “Application of Critical Accounting Policies—Dutch accounting principles” is applied only to our pension plans in the United States. Under US GAAP, SFAS No. 87 is also applied to our defined benefit pension plans in Canada, the Netherlands, the United Kingdom and other countries.

Goodwill

Pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is reviewed and tested for impairment under a fair value approach. Goodwill must be tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate an impairment charge may be necessary. Impairment testing requires the determination of the fair value for each of our identified reporting units. The reporting units identified for AEGON based upon the SFAS No. 142 rules include: AEGON USA, AEGON Canada, AEGON the Netherlands, AEGON UK insurance companies and AEGON UK distribution companies, other countries and Transamerica Finance Corporation. The fair value of the insurance operations is determined using valuation techniques consistent with market appraisals for insurance companies, a discounted cash flow model requiring assumptions as to a discount rate, the value of existing business and expectations with respect to future growth rates and term. For our non-insurance operations, fair value was determined using a discounted cash flow analysis. The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the determination of fair value involve significant judgments and estimates. The discount rates used are believed to represent market discount rates, which would be used to value businesses of similar size and nature.

The fair value of the insurance operations in the Americas was determined using discounted cash flow valuations techniques consistent with market appraisals for insurance companies. This model utilized various assumptions, with the most significant and sensitive of those assumptions being a 9% discount rate and 15 years of projected annual new business production increases of 2%. If the discount rate assumption at December 31, 2004 were increased to 11%, the remaining balance of the Americas goodwill of EUR 1,563 billion at December 31, 2004 would become impaired.

Disclaimer

The statements contained herein that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “believe”, “estimate”, “intend”, “may”, “expect”, “anticipate”, “predict”, “project”, “counting on”, “plan”, “continue”, “want”, “forecast”, “should”, “would”, “is confident” and “will” and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, including:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low interest levels and rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism and acts of war;

•	Changes in the policies of central banks and/or foreign governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

•	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.